SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          AMENDMENT NO 3 TO FORM 10-SB




              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              GOLDSTATE CORPORATION
                 (Name of Small Business Issuer in its charter)

                                 State of Nevada
         (State or other jurisdiction of incorporation or organization)

                                   88-0354425
                      (I.R.S. Employer Identification No.)


                       3305 Spring Mountain Road, Suite 60
                             Las Vegas, Nevada 89102
                    (Address of Principal Executive Offices)

                                 (888) 228-5526
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.0003 PAR VALUE


FORM 10-SB/A                                               Goldstate Corporation

                                TABLE OF CONTENTS

PART I                                                                      Page

Glossary

Item 1.  Description of Business. . . . . . . . . . . . . . . . . . . . . .  3

Item 2.  Management's Discussion and Analysis or Plan of Operation. . . . .  17

Item 3.  Description of Property. . . . . . . . . . . . . . . . . . . . . .  21

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . . . . . . . . .  21

Item 5.  Directors, Executive Officers, Promoters and Control Persons . . .  22

Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . . . . .  24

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . .  25

Item 8.  Description of Securities. . . . . . . . . . . . . . . . . . . . .  26

PART II

Item 1.  Market Price and Dividends on the Registrant's Common.
         Equity and Other Shareholder Matters . . . . . . . . . . . . . . .  31

Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  32

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure. . . . . . . . . . . . . . . .  32

Item 4.  Recent Sales of Unregistered Securities. . . . . . . . . . . . . .  33

Item 5.  Indemnification of Directors and Officers. . . . . . . . . . . . .  35

Item 6.  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  37


PART III

Item 1.  Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . .  37

Item 2.  Description of Exhibits. . . . . . . . . . . . . . . . . . . . . .  37


FORM 10-SB/A                                               Goldstate Corporation

                                    GLOSSARY


Chain of Custody:   The  complete  charge and  control of samples  from  subject exploration site to testing facility by an independent party

Claim staking &
maintenance:        - Claim  staking  process of  locating  claims  and  placing monuments on the claim
                    - Claim maintenance fulfilling the annual requirements to continue to hold claims per the correct regulations

Classic veins/lode: Narrow widths of valuable mineral within barren wall rocks

Core hole:          A hole  drilled  to  provide  a sample of rock by means of a diamond impregnated bit which produces a solid cylinder of the rock being cored

Discontinuous ring: In the context used means -  semi-continuous  outcrops that, if connected, would form a circle

Drill hole geology: The  geology of the  sub-surface  as  determined  from drill holes

Eruptive Center:    Major volcanic center

Ferrolatite:        A  moderately  acidic  volcanic  rock  having  a  high  iron content.

Fire assay testing: The process whereby the gold and silver content of a rock is determined by fusion of a measured quantity of crushed rock with a flux composed primarily of lead oxide, sodium carbonate, borax, silica, flour and other chemicals and the precious metals collected in molten lead. The lead button is then oxidized in the furnace to remove the lead leaving a tiny bead of gold and silver, which is parted and weighed

Flux: In fire assay usage, flux denotes a chemical or mix of chemicals added to a charge to promote the fusing of metals

Leach analysis: Measurement of the concentration of an element within a rock by a chemical leach procedure that is capable of selectively extracting the element in question.

Lode mining claim: A staked mining location not exceeding 1500 ft X 600 ft where the character of the deposit is veins or lodes of quartz or other rock in place bearing gold, silver, cinnabar, lead, tin, copper, or other valuable deposits


FORM 10-SB/A                   Goldstate Corporation                      Page 1

Molten crustal &
mantle derived
materials:          A hybrid melt formed by mixing melted crust with basic magma derived from the mantle of the earth

Primary vs.
secondary           deposits:  Primary  deposits of valuable  minerals are those that formed by relatively deep earth processes; whereas secondary deposits are those formed at or near the earth's surface by the action oxidation, weathering and water

Proven/engineered
ore reserve:        -  Proven   Reserves   can  be   accurately   estimated   by
                    establishing the size, shape and mineral content of an ore body by inspection and closely spaced samples
                    - Ore Reserves refer to the tonnage and grade of an economically and legally extractable ore body


Quartzite:          A sedimentary  rock consisting  mostly of silica sand grains that have been welded together by heat and compaction

Rhyolite lava
flows:              A volcanic rock containing greater than/= 65% silica


Tenor: Grade or concentration of a valuable mineral in rock, particularly in reference to gold and silver

Unequilibrated
mineral assemblage: The occurrence of incompatible  minerals in the same igneous rock

Vent area:          Location of eruptive activity


Volcanic depression/
caldera:            Depression  in  the  earth's   surface  caused  by  volcanic
                    explosive activity and subsequent collapse


FORM 10-SB/A                   Goldstate Corporation                      Page 2

PART I

     As used in this Registration Statement, the term "Company" refers to Goldstate Corporation. The term "IGCO" refers to Intergold Corporation, a Nevada corporation. The term "INGC" refers to International Gold Corporation, the wholly owned subsidiary of Intergold Corporation.

Item 1. Description of Business.

Overview

     Goldstate Corporation was incorporated on February 28, 1996 under the laws of the State of Nevada, as "Image Perfect, Incorporated" to conduct a marketing and public relations business to meet the public needs for greeting cards, gift items and paper products. The business was terminated to pursue telecommunication opportunities defined in Africa which presented greater fiscal opportunities.

     On December 12, 1996, an amendment to the Articles of Incorporation was filed effecting a change in the corporate name to "Dynacom Telecommunications Corporation" and to finance and purchase ownership interests in telecommunication companies that installed and operated wireless telecommunication systems in Africa, the Middle East, and countries in the ex-Soviet Union. The business terminated when telecommunication licensing claims by business associates in Zaire could not be substantiated and since unstable political risks were foreseeable.

     No assets were generated by either Image Perfect, Incorporated or Dynacom Telecommunications Corporation, nor were any liabilities of the respective business assumed by Goldstate Corporation.

     On November 7, 1997, an amendment to the Articles of Incorporation was filed effecting a change in the corporate name from Dynacom Telecommunications Corporation to its present name, "Goldstate Corporation".

     The Company's principal executive offices are located at 3305 Spring Mountain Road, Suite 60, Las Vegas, NV 89102. Its telephone number is (888) 228-5526, its facsimile number is (800) 721-2406, its e-mail address is investor@goldstatecorp.com, and its website is www.goldstatecorp.com.

     The Company is engaged in the exploration of gold and silver in the United States. The Company owns fifty-one percent (51%) of a future profit sharing interest in profits to be realized from the exploration of 439 unpatented lode mining claims located in Lincoln and Gooding Counties, in south-central Idaho (the "Blackhawk II Property"). The Company entered into a joint venture agreement with Intergold Corporation, a Nevada corporation ("IGCO") and its wholly-owned private subsidiary, International Gold Corporation, a Nevada corporation ("INGC"), pertaining to the joint exploration of gold and silver on the Blackhawk II Property (the "Joint Venture Agreement"). Pursuant to the terms of the Joint Venture Agreement, the Company is currently conducting work programs involving exploration of the mining claims on the Blackhawk II Property in the minimum annual amount of $250,000 for each calendar year, which commenced January 1, 1998 and will continue through the year 2000. The Company is responsible solely for payment of such $250,000 obligation, and will also contribute all future capital required in the further exploration of the Blackhawk II Property. Under the terms of the Joint Venture Agreement, neither IGCO nor INGC are responsible for payment of any costs or other fiscal obligations associated with the Blackhawk II Property.


     The Company holds possessory title to the unpatented lode mining claims on the Blackhawk II Property. An unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. The possessory rights which represent title under any valid unpatented mining claim do not arise by any instrument of grant from the United States or out of any action by any officer or agency of the federal government or any state government. Instead, the possessory title arises as a matter of law out of the performance by the locator(s) of certain acts in compliance with the requirements of federal and state law. Such possessory title, when validly initiated, endures unless lost through abandonment or through a forfeiture, which may result from failure to comply with filing and recording requirements or a default with respect to performance.

     Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership. Therefore, no other companies are entitled to or are currently competing with the Company regarding exploration activities on the Blackhawk II Property. See "Item 1. Description of Business - Government Regulation".



FORM 10-SB/A                   Goldstate Corporation                      Page 3

     As of the date of this Registration Statement, the Company is in the exploratory stage and has not discovered any reserves on the Blackhawk II Property. Moreover, the Company has not made any physical improvements nor conducted any mining operations on the Blackhawk II Property. The Company is in the exploration stage and has not, as of the date of this Registration Statement, generated revenues from operations.


Business Strategy


     The Blackhawk II Property is comprised of 439 contiguous unpatented lode mining claims in Lincoln and Gooding Counties, Idaho, comprising approximately 14 square miles. The Blackhawk II Property is accessible from Highway 75 by a gravel side road (Thorn Creek Reservoir Road), then turning left at the Y in the road, and traveling approximately 7 miles. All roads to the Blackhawk II Property are ungated. This site is approximately 9 miles west of Highway 75 and roughly 38 miles north of Twin Falls, a small city of approximately 28,000 people. The Blackhawk II Property is in the same proximity to certain unpatented lode mining claims staked by IGCO's subsidiary, International Gold Corporation ("INGC") (the "Blackhawk Property") that have been the subject of extensive assay and drilling programs conducted by INGC.


     IGCO's wholly-owned subsidiary, INGC, held possessory title to the unpatented lode mining claims on the Blackhawk II Property, which is public land under the jurisdiction of the Shoshone District Office of the Bureau of Land Management ("BLM"). INGC transferred the 439 unpatented lode mining claims located on the Blackhawk II Property to the Company via a quit claim on June 16, 1999. All such mining claims are subject to regulation under the Federal Land Policy and Management Act of 1976 (the "Act"), and surface management is vested with the BLM for such mining claims. In general, the effect of the Act provides that such mining claims would be conclusively deemed void and forfeited in the event IGCO, INGC or the Company failed to timely pay the Federal annual mining claim maintenance fees for each assessment year. Annual Federal mining claim maintenance fees are approximately $43,900 and annual county fees are approximately $1,300. Pursuant to the terms of the Joint Venture Agreement, the Company is responsible solely for payment of such fees.

     Management of the Company intends to continue its efforts to explore, develop and detail the mineralized zones on the Blackhawk II Property, and define its specific metallurgical and recovery methods as required.

Surface Work and Analysis

     The Blackhawk II Property lies within the Magic Reservoir eruptive center a volcanic depression (or caldera) that has been filled with rhyolite lava flows which are dated at between five to six million years before present and known as Moonstone Rhyolite. This eruptive center occupies an area of approximately one hundred square miles. This broad region indicates that rhyolite lavas would have issued from multiple vents given the short distance that viscous rhyolite lava can flow before cooling to an immobile mass. Accordingly, management believes that certain rhyolite vent areas may be the locus for possible mineralization in this volcanic formation.


FORM 10-SB/A                   Goldstate Corporation                      Page 4

     Moreover, the Moonstone Rhyolite is similar chemically to Square Mountain Basalt (technically, a ferrolatite), that lies in a discontinuous ring external to the Moonstone Rhyolite. Both the ferrolatite and the Moonstone Rhyolite contain abundant partially digested fragments of crustal rocks (quartzite and granite) that range in size from less than one centimeter up to one meter and, in addition, both rock types are characterized by an unequilibrated mineral assemblage that may have been generated by mixing of molten crustal and mantle-derived materials.

     Mapping. The Company will begin geological survey by an initial mapping of the area for exploration. Such a map will note surface features and the various types of surface rock, as well as estimations of the depth of rock formations and structural features. The Company intends to engage the services of its geologist, who specializes in the mapping field of work. As of the date of this Registration Statement, the Company has not entered into any contractual agreements with the geologist regarding performance of such services. See "Item
1. Description of Business - Employees and Consultants".

     Management  currently  intends  to  make  preliminary   investigations  for
property exploration on the claimed areas in the following areas:

o  Claims Maintenance
o  Regional Exploration of the Property
o  Metallurgical Process Testing for Gold and Silver Extraction
o  Preliminary Drill Testing
o  Mapping of Surface Geology and Survey

     Management believes that a substantial portion of funding required for preliminary property exploration investigation will be made pursuant to a series of private placement offerings commencing after October 7, 1999.

     Initial Stage of Exploration Plan. Exploration of the Blackhawk II Property will benefit and gain from the experience of metallurgical work, assay testing and drilling conducted on INGC's mining claims on the Blackhawk Property. The Company is currently addressing possible work programs involving assay testing, drilling, metallurgical recovery, and preliminary financial and economic research and development.

     An assay test is an analysis of rock samples conducted to determine the amount of valuable material they contain. The average assay of an ore deposit, referred to as the tenor or grade of the ore, is ordinarily expressed as a percentage or in units of weight per ton. When ores contain more than one commercially important chemical element, each element is assayed to determine the total value of the ore. Moreover, when the tenor of an ore deposit decreases regularly or irregularly into worthless rock, numerous closely spaced assays may be needed to distinguish ore from undesirable impurities or waste that has no potential value.


FORM 10-SB/A                   Goldstate Corporation                      Page 5

     The width of the ore zone may be as important as its tenor and, hence, tenors may be expressed in "percent meters". Although the size, tenor, shape, depth and other geological characteristics of the deposit are important, nongeological factors are also equally important in the economic definition of ore. Nongeological factors include prices, geography, climate, availability of transportation, labor contracts, and governmental policies (especially those dealing with environmental considerations, property rights and taxation). See "Risk Factors" below.


     Management is currently addressing the commencement of a drilling program on the Blackhawk II Property. If such drilling is warranted, management intends to engage the services of a qualified assay laboratory to carry out fire assay testing and chemical leach analysis of core samples to be derived from such drilling. The exploration of the Blackhawk II Property will benefit and gain from the experience of metallurgical work, assay testing and drilling conducted on INGC's mining claims located on property in close proximity to the Blackhawk II Property. Management is also currently addressing its requirement for the provision of such services with assay labs and independent engineering consultants regarding work programs involving assay testing, drilling, metallurgical recovery, and preliminary financial and economic research and development. See "Item 1. Description of Business - Employees and Consultants".


     From inception (February 28, 1996) to December 31, 1998, the Company has spent approximately $780,000 (66%) of total operating expenses on management and administrative costs relating to the exploration of the Blackhawk II Property and public company related administration and finance. The Company has incurred approximately $143,905 on expenses paid to the BLM and for staking costs incurred by and reimbursed to INGC. From January 1, 1999 to the date of this Registration Statement, the Company has spent approximately $600,000 (93%) of total operating expenses on management and administrative costs relating to the exploration of the Blackhawk II Property and public company related administration and finance.

     As of the date of this Registration Statement, the Company has not conducted any mining operations on the Blackhawk II Property, nor has the Company made any physical improvements on the Blackhawk II Property, surface or subsurface.


FORM 10-SB/A                   Goldstate Corporation                      Page 6

Estimation of Mineralized Zone.

     The Blackhawk II Property is without known reserves, and the proposed program for the Blackhawk II Property is exploratory in nature. In the event the Blackhawk II Property proves to host gold-silver mineralization, management of the Company will then address preliminary estimates of the mineralized zone. This would include a "second stage", which would quantify the magnitude of the mineralized zone by conducting extensive drilling, assay testing, geostatistical, metallurgical recovery, and financial and economic research and development stages.

     A twelve-month work plan is proposed for the Blackhawk II Property with an initial budget of approximately $1,000,000, which includes the Company's obligation of $250,000 under the Joint Venture Agreement, of which substantially all is subject to financing. Management has designed this budget to fund the project on the Blackhawk II Property through preliminary exploration stage. The budget, subject to funding will cover the following major areas of activity:


o  Claim Maintenance
o  Regional Exploratory Drilling and Assay of the Blackhawk II Property
o  Preliminary Environmental Study
o  Preliminary Consulting Reports
o  Site survey and Geological Mapping
o  Preliminary Metallurgical Study
o  Geological Study
o  Administration and Management


     During fiscal years 1996, 1997 and 1998, the Company has not generated any revenues from operations. The Company's financial operations and movement into an operating basis are contingent on the successful exploration of the mining claims and the continuing ability to generate capital financing.

FORM 10-SB/A                   Goldstate Corporation                      Page 7

Joint Venture Agreement

     The Company owns fifty-one percent (51%) of a future profit sharing interest in profits to be realized from the development of the 439 unpatented lode mining claims on the Blackhawk II Property. On December 11, 1997, the Company entered into a joint venture agreement with IGCO and its wholly-owned subsidiary, INGC, pertaining to the joint exploration of gold and silver on the Blackhawk II Property (the "Joint Venture Agreement"). The Joint Venture
Agreement was entered into primarily to utilize, maximize and enhance the complementary exploratory technologies of the Company and IGCO. Subsequent to the Joint Venture Agreement, INGC transferred title to the mining claims located on the Blackhawk II Property via quitclaim deed to the Company. Under the terms of the Joint Venture Agreement, the Company paid $100,000 and issued 1,000,000 shares of its restricted shares of Common Stock to IGCO in exchange for the purchase of a future profit sharing interest in profits. In accordance with the terms of the Joint Venture Agreement, the Company is currently conducting work programs involving exploration of the mining claims on the Blackhawk II Property in the minimum annual amount of $250,000 for each calendar year, which commenced January 1, 1998 and will continue through the year 2000. The Company is responsible solely for the payment of such annual obligations. The terms of the Joint Venture Agreement further provide that the Company will be the operating partner and will be responsible solely for all project funding. The Company will receive eighty percent (80%) of all net profits realized from the joint venture until its invested capital is repaid, and IGCO and INGC will receive twenty percent (20%) of all net profits. After the invested capital of the Company has been repatriated, the Company will then receive fifty-one percent (51%) of the net profits realized from the joint venture and IGCO and INGC will retain forty-nine percent (49%) of the net profits realized from the joint venture. The parties have agreed that the Company will contribute all future capital requirements for further exploration and mining operation costs of the claims on the Blackhawk II Property. Under the terms of the Joint Venture Agreement, neither IGCO nor INGC are responsible for payment of any costs of obligations associated with the Blackhawk II Property. See "Item 7. Certain Relationships and Related Transactions".

Costs and Effects of Compliance with Environmental Laws

     At the appropriate point in the exploration process, and the development process if warranted, it is anticipated that a qualified consulting company will be retained to perform environmental studies, reports, required governmental submissions, and provide environmental cost estimates for the future development of the Blackhawk II Property in order to ensure that the Company complies with all environmental laws.


FORM 10-SB/A                   Goldstate Corporation                      Page 8

     Work contemplated by management to be conducted by a qualified consulting company relating to environmental compliance is "in the permitting function" where certain tasks may be undertaken. "In the permitting function" refers to preliminary investigations by management that would ultimately lead to the achievement of future required permits which includes a "BLM Notice of Operations". The BLM Notice of Operations will be required if the Company's preliminary exploration is worthy of further development. If the Notice of Operations is ultimately required, it would state and define what the Company wants to do on the claimed land site (i.e., pilot plan, mine operation, etc). Stemming from a future possible BLM Notice of Operations would be assessment and achievement of various BLM, NEPA, EPA, state, county, water, discharge requirements and relating permits. If any of these permits are ultimately required, the collection of preliminary environmental data through the Preliminary Environmental Report and subsequent detailed study of environmental data via an Environmental Impact Study will be required to study the effects on land use, water resources, biological resources, cultural resources, hazardous wastes, etc. Thus, the permitting function is the ultimate result of permit related work, with the first task being the Preliminary Environmental Report, including the other additional tasks which may be undertaken:

     1. Preliminary Environmental Report, which is applicable to Environmental Impact Statement work, may be required later in the project during permitting under the National Environmental Policy Act. The conditions that will make it necessary for the Company to have a Preliminary Environmental Report prepared include, at a minimum, a definitive interest in the estimated quality and quantity of gold and silver content on the Blackhawk II Property determined through exploratory drilling, assay, and metallurgical recovery research. As of the date of this Registration Statement, the Company has not entered into any contractual arrangements regarding performance of such services; however, management anticipates that such services will be performed in the future by a qualified engineering firm.

     The Preliminary Environmental Report task, should it become necessary, is to collect preliminary environmental data that will be used to help scope the Environmental Impact Statement and permitting effort. During this task, a qualified consulting company will collect easily assessable existing environmental data, concentrating on five discipline areas: (i) land uses, (ii) water resources, (iii) biological resources, e.g., wildlife and plants, (iv) cultural resources, and (v) hazardous waste. Emphasis will be on obtaining data from existing sources, such as Shoshone District BLM, National Wetland Inventory, Idaho GAP (satellite imagery information), Idaho Department of Fish and Games, Idaho State Lands Department, Idaho Natural Heritage Program, Idaho State Historic Preservation Office (SHPO), and other agency sources. Data will be requested to develop an environmental data base for various project uses.

     If and when the requirement becomes applicable, data collection will concentrate on those resources that are expected to help develop information for permitting the first phase of a potential mine:

o    Land Uses
     Land Jurisdiction
     Existing and Planned Land Uses
     Linear Facilities (access, power lines, pipelines, etc.) Special Management areas, such as wilderness study areas, areas of critical environmental concern County Comprehensive Plan Nearby Communities

     Existing aerial photographs would be used to assist in identifying existing land uses and access. The topics below are areas to be studied with the use of aerial photographs:


o    Water Resources
     Perennial and Intermittent Streams
     Springs
     Wetlands
     Groundwater Depth and Initial Characterization

o    Biological Resources
     Wildlife Habitats
     Threatened and Endangered Plant and Animal Species
     Vegetation
     Wetlands and Riparian Zones


FORM 10-SB/A                   Goldstate Corporation                      Page 9

     All environmental information would be subsequently mapped, and inventory maps will be produced. The resources would then be assigned permitting or environmental sensitivity. Permitting assignment relates to designated topics that require the Company to take certain actions and/or meet certain conditions in order to qualify to obtain an actual permit pursuant to applicable jurisdictional laws in order to proceed with a possible mining operation. Environmental sensitivity assignment relates to designated topics that require the Company to take action to minimize the impact of possible mining operations, but where no actual permitting jurisdictional laws are applicable.


     As of the date of this Registration Statement, the Company holds permits for drilling holes on the Blackhawk II Property. Management anticipates that no further permits will be required for approximately 12 to 18 months. Moreover, as of the date of this Registration Statement, the Company cannot reasonably estimate the costs and effects of compliance with environmental laws due to the preliminary nature of the exploration of the Blackhawk II Property. Moreover, the Company does not know if such costs will be material to its business. The Company is currently in compliance with environmental laws for the current state of its exploration of the Blackhawk II Property. The Company expects that no costs relating to environmental compliance will be incurred before December 31, 1999 (although such estimate is preliminary and requires verification commensurate with future stages of exploration of the Blackhawk II Property). The Company may be in a position, however, to incur such costs at each stage of exploration. For example, the Company may incur such costs relating to its preliminary drilling program planned for fall of 1999, such as refilling the drill core holes and re-planting of flora in accordance with BLM rules and regulations. Anticipation of the timing of incurring such costs in the future is dependent on the outcome of detailed assay information pertaining to the exploratory drilling program to be conducted in the fall of 1999. Moreover, future costs of compliance with environmental laws are also dependent on the nature and impact of future unknown events and the outcome of exploration not yet conducted.


Competition

     The Company is aware of direct competition by major and independent mining companies for its planned business of exploration of gold and silver, and assumes that potential long-term competition will develop. Such potential competitors may have more experience and greater technical, financial and marketing resources than the Company to, among others, (i) increase magnitude of mineralized zones; (ii) develop new mining techniques to extract ores from uneconomic rock, and (iii) improve geophysical techniques and geochemical prospecting.

     Moreover, in the event reserves are located on the Blackhawk II Property, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of certain methods of production may change. In order to successfully compete with other mining companies, the Company may be required to make substantial expenditures relating to methods (i) establishing proven and probable reserves through drilling, (ii) determining metallurgical processes to extract the ores, and (iii) constructing mining and processing facilities.

Employees and Consultants

     As of the date of this Registration Statement, the Company does not employ any persons on a full-time or on a part-time basis. All services for the Company are provided either by verbal commitment, contract, work orders or letter agreements on an "as needed" basis. Generally, any services provided to the Company pursuant to verbal commitments will be valued at less than $10,000 and include staking, drill hole survey and flagging, geological, obtainment of water for drilling, aerial photograph, volcanist work, core cutting and general labor. The following lists and describes certain services performed for the Company. See "Item 5. Directors, Executive Officers, Promoters and Control Persons".

     (i) Dr. Michael Mehrtens, the Chief Geologist for the Company, performs general geological consulting services for the Company and invoices the Company through MBM Consultants, Inc.


FORM 10-SB/A                   Goldstate Corporation                     Page 10

     (ii) The Company and Geneva Resources, Inc. of Nevada ("Geneva") entered into a technology sub-license agreement dated March 18, 1999 (the "Sub-License Agreement"). Pursuant to the Sub-License Agreement, the Company has acquired from Geneva a sub-license to utilize AuRIC's proprietary information and related precious metals recovery processes to carry out assay testing and chemical leach analysis of core samples derived from any subsequent drilling on the Blackhawk II Property. Pursuant to the terms of the Sub-License Agreement, the minimum time period for access by the Company to such proprietary information is forty (40) years. Thereafter, so long as the Company continues to operate under the sub-licenses granted to it under the Sub-License Agreement by actively engaging in the use of the precious metals recovery process, the Company will continue to have access to such proprietary information. As of the date of this Registration Statement, Geneva does not perform any services on behalf of the Company other than those duties and obligations set forth in the Sub-License Agreement.

     (iii)The Company entered into a contract dated July 1, 1999 with Investor Communications International, Inc. ("ICI") whereby ICI will perform a wide range of management, administrative, financial, marketing, and public company operational services for a two-year period.


     On September 27, 1999, however, INGC and Geneva initiated legal proceedings against AuRIC by filing a complaint in the District Court of the Third Judicial District for Salt Lake City, State of Utah. The complaint alleges breach of contract of (i) the Agreement of Services dated March 18, 1999 whereby AuRIC agreed to perform certain services, including the development of proprietary techniques relating to fire and chemical assay analysis techniques and metallurgical extraction procedures developed specifically for mining claims located on properties of INGC, and (ii) the Technology Sub-License Agreement dated March 17, 1999 whereby AuRIC agreed to supply the proprietary technology to Geneva and grant to Geneva the right to sub-license the proprietary technology. The damages sought are alleged to exceed $10,000,000 and stem from reliance on assays and representations made by AuRIC and upon actions and engineering reports produced by Dames & Moore.

     On October 8, 1999, INGC and Geneva filed an amended complaint in the District Court of the Third Judicial District for Salt Lake City, State of Utah. The amended complaint increased detail regarding the alleged breaches of contract and increased causes of action against AuRIC, and extended the scope of the proceedings to include Dames & Moore and certain individuals involved.


     The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory.

Patents, Licenses, Trademarks, Concessions and Royalty Agreements

     The Company has no patents, trademarks, licenses, franchises, concessions or royalty agreements that are material to its business as a whole, other than the Company's Sub-license Agreement with Geneva Resources, Inc. for technology.

Government Regulation

     General. The Company's business operations in general are subject to substantial governmental regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. The Company must also comply with local, state and federal requirements regarding exploration and drilling operations, public safety, air quality, water pollution, reclamation, solid waste, hazardous waste and wildlife protection, as well as laws protecting the rights of other property owners and the public. The Company must also obtain and comply with local, state and federal permits, including waste discharge requirements, other environmental permits, use permits, plans of operation and other authorizations. Amendments to current laws and regulations governing operations and activities of an exploration, development and mining company or more stringent implementation of such laws are actively considered at all times. See "Risk Factors"

     Mining Claims. The Blackhawk II Property is located on federal lands, managed by the Bureau of Land Management (the "BLM"). Title to mineral interests on such land is usually less certain than is the case with privately owned property, and activity on such land is usually subject to more stringent controls than is the case with privately owned property. The following is a description of mining claims on federal land and the requirements established by law which must be met to obtain or keep a valid mining claim.

FORM 10-SB/A                   Goldstate Corporation                     Page 11

     An unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. The possessory rights which represent title under any valid unpatented mining claim do not arise by any instrument of grant from the United States or out of any action by any officer or agency of the federal government or any state government. Instead, the possessory title arises as a matter of law out of the performance by the locator(s) of certain acts in compliance with the requirements of federal and state law. Such possessory title, when validly initiated, endures unless lost through abandonment or through a forfeiture, which may result from failure to comply with filing and recording requirements or a default with respect to performance.

     Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership.

     Lode claims and a class of mining claims. Lode claims relate to a primary ore deposit located within definite boundaries including classic veins or lodes.

     In order to maintain a valid unpatented mining claim, it is necessary to pay BLM and county levies for such claims on an annual basis. Failure to pay such levies for any year may subject the claim to possible title relocation by third parties and argument by the federal government that the claim is invalid.

     In general, in order for a mining claim to be eligible for patent, there must be discovery of a valuable mineral deposit. The general standard for determination of existence of a valuable mineral deposit is whether it is economically viable to mine and extract. If such a discovery has been made, the owners of the claim may institute patent proceedings with respect to the claim in the BLM land office for the state in which the land is located. After the application for patent is filed, it is subject to challenge, protest or contest by the government or third parties on any ground tending to show that the applicant has failed to comply with legal requirements for valid mineral entry or to challenge by adverse claimants. Contests by the government are generally resolved through administrative proceedings; adverse claims by other claimants are usually resolved by judicial proceedings. If the contest or adverse claim is sustained, the application for patent would be denied.

     The Company has acquired the right to explore for minerals on unpatented claims on the Blackhawk II Property through its joint venture agreement with IGCO and INGC, and until such time as patent applications are filed and granted, the claims may be subject to challenge. The challenge of unpatented mining claims by private individuals or entities or various agencies of the federal government is not uncommon.

Risk Factors Relating to the Business of the Company

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Lack of Substantial Operating History and Revenues. The Company is in the exploratory stage, and has no substantial history of operations. Therefore, the Company does not have any prior financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company is dependent on management's ability to continue financing the research and exploration programs for the Blackhawk II Property in order to quantify the magnitude of the mineralized zone, if any, and, ultimately, if warranted, the drilling, assay, metallurgical and geostatistical studies to define a commercially viable recovery process. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably.


FORM 10-SB/A                   Goldstate Corporation                     Page 12

     Highly   Speculative   Nature  of  Mineral   Acquisition  and  Exploration.
Exploration for minerals is highly speculative, even when conducted on properties which are believed to contain significant deposits of minerals. Overall, most exploration projects undertaken do not result in the discovery of commercially mineable deposits of ore. The financial success of the Company may depend to a large extent upon the ability of the Company to find third parties to successfully mine the Blackhawk II Property. The total amount required in order to develop a mineral deposit and place it into commercial production including, in some cases, the construction and operation of milling or refining facilities is significantly greater than the cost of exploration. It is possible that any reserves discovered by the Company on the Blackhawk II Property may not exist in sufficient quantities to justify the expense of development and production.

     Uncertainty of Title to Mining Claims. The Company's unpatented lode mining claims located on the Blackhawk II Property are on federal land. It should be understood that there is a degree of uncertainty with respect to the validity of any unpatented mining claim. Title problems could impair the Company's ability to conduct mining activities and potentially negate what might otherwise constitute encouraging results from exploration or prevent the Company from acquiring any interest in minerals discovered as a result of its exploration. See "Government Regulation".

     Dependence on Key Personnel. The Company is in the exploratory stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its officer and contractors. Therefore, the loss of the Company's officer/director or any of its contractors could be detrimental to the operations of the Company. The Company has not entered into any long-term employment agreements with nor has it purchased "key man" life insurance for its officer/director.

     The Company's officer/director may engage in other businesses for his own account. Mr. Gooding will devote such time to the affairs of the Company as he deems necessary.

     Limited Mining Industry Experience. The officer of the Company and the administrative and managing consultant to the Company have limited experience in mining and mineral exploration and analysis. However, such officer and the administrative and managing consultant to the Company have considerable experience in the development, management and finance of start-up companies. Moreover, certain future contractors of the Company will have considerable experience in mining and mineral exploration and analysis upon which the Company will rely upon in the future. See "Item 1. Description of Business Management's Discussion and Analysis".

     Dependence on Existing Contractual Relations. The Company's success may depend on the continued existence of favorable contractual relations with IGCO, which includes the Joint Venture Agreement dated December 11, 1997 with IGCO and INGC. The Company's operations would be materially and adversely affected by the failure of the Company to fulfill its obligations and duties pursuant to the terms of the Joint Venture Agreement, which include maintenance of the work program in the annual amount of $250,000 and contribution of all future capital


FORM 10-SB/A                   Goldstate Corporation                     Page 13
requirements for the further exploration and mining operation costs of the claims on the Blackhawk II Property. The Company is responsible solely for payment of these obligations under the Joint Venture Agreement and there is no assurance that the Company will continue to meet such obligations through fiscal year ending December 31, 2000. Moreover, there is no assurance that favorable contractual relations will continue with IGCO and, if so, that they will be in the best interests of the Company.

     Need for Additional Financing. The Company's exploration program will be designed to determine the magnitude of the minerlized zone on the Blackhawk II Property. If mineralization does exist in commercially mineable quantities, substantial additional financing may be needed to fund further evaluation work and mining processes. The Company may not have sufficient funds to cover such expenses and, therefore, substantial additional funds will be required. The Company will attempt to raise such funds from additional offerings of shares of stock, however, there can be no assurance that the Company will be successful in raising additional capital. If the Company is not successful in obtaining additional funds, the Company may resort to cost-sharing arrangements and could be required to give up a significant portion of its interest in the Blackhawk II Property.

     General Conflicts of Interest. The Company's officer/director may engage in other business interests for his own account in which he may devote a certain amount of his attention. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by such officer/director in potentially competing business ventures. Such conflicts can be resolved through the exercise by this individual of judgment consistent with his fiduciary duties to the Company. The officer/director of the Company intends to resolve such conflicts in the best interests of the Company. Moreover, the officer/director of the Company will devote his time to the Company as he deems necessary.

     Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 14,131,300 shares of its Common Stock issued and outstanding. Of the 14,131,300 of the Company's current outstanding shares of Common Stock, 12,025,050 shares are free trading and 2,106,250 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.


FORM 10-SB/A                   Goldstate Corporation                     Page 14

     Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, the price of gold or silver, and other factors.

     Broker-Dealer Sales of the Company's Shares. It is likely that the common shares of the Company will be defined as "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act") until the Company's common shares are quoted on the NASDAQ system operated by the National Association of Securities Dealers, Inc. or listed on a national securities exchange. The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

General Risks of the Mining Industry

     Nature of Mineral Exploration and Development. The business of exploring for and developing mineral deposits is highly speculative and involves greater risks than many other businesses. Mineral properties, including those which may have encouraging exploratory results, may not lend themselves to engineering, geological or other recognized appraisal procedure, or mining. The Company's operations will be subject to all of the operating hazards and risks normally incident to exploring or developing mineral properties, such as encountering unusual or unexpected geologic faults or conditions, periodic interruptions due to inclement weather conditions and environmental constraints. The Company intends to carry liability insurance covering certain of the Company's activities and properties. However, there can be no assurance that such insurance will protect the Company from significant loss or liability. In the event the Company should sustain an uninsured loss or liability, its ability to operate may be materially adversely affected.


FORM 10-SB/A                   Goldstate Corporation                     Page 15

     Governmental Regulation. The Company's business operations in general are subject to substantial government regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. The Company must also comply with local, state and federal requirements regarding exploration and drilling operations, public safety, air quality, water pollution, reclamation, solid waste, hazardous waste and wildlife protection, as well as laws protecting the rights of other property owners and the public. Although the Company intends to fully comply with all such laws, regulations and requirements, failure to do so would have a materially adverse effect on the Company including substantial penalties, fees and expenses, and could result in significant delays in the Company's operations or a potential shutdown of some of the operations. The Company must also obtain and comply with federal, state and local permits, including waste discharge requirements, other environmental permits, use permits, plans of operation and other authorizations. Amendments to current laws and requirements governing operations and activities of exploration, development and mining companies or more stringent implementation of such laws are actively considered from time to time and could have a material adverse impact on the Company. There can be no assurance that future changes in existing law or new legislation will not limit or adversely impact the Company's business operations.

     Environmental Hazards and Controls. Compliance with environmental quality requirements imposed by federal, state and local governmental authorities may necessitate significant expenditures or may delay or interrupt the exploration and development of Blackhawk II Property. There can be no assurance that environmental standards imposed by any governmental authority will not be changed or become more stringent, thereby possible materially and adversely affecting the activities of the Company. Failure by the Company to comply with such restrictions could delay or preclude the Company operations which are in violation of such restrictions. Although the Company intends to conduct its operations in an environmentally acceptable manner, the Company could be found liable for damages if its operations result in pollution or other damages. The Company will be required to restore all lands on which its conducts exploration activities to essentially their condition prior to such activities.

     Payment of Taxes and Annual Obligations. The Company may be obligated to pay annual taxes and annual county and BLM fees on the Blackhawk II Property. Such fixed obligations must be met by the Company or the Company will lose its interests in such mining claims. The Company may need additional revenues from operations or financing to meet these obligations or possible forfeiture of claimed lands could result.

     Availability of Water. Water is usually required in all phases of the exploration and development of mineral properties. It is used in certain activities in which the Company is or maybe involved, such as exploratory drilling and testing. The Company anticipates that sufficient water for exploratory purposes will be available from private sources near the Blackhawk II Property. However, there can be no assurance that sufficient water will continue to be available or that necessary water rights will be granted by regulatory authorities or obtained from private sources. All water disposal or


FORM 10-SB/A                   Goldstate Corporation                     Page 16
discharge, if any, will be subject to regulation pursuant to federal, state and local water quality standards. If sufficient water is not available or if the cost of complying with water quality regulations is too high, large scale exploration and development of the Blackhawk II Property may become economically unfeasible and adversely affect the value of such properties.

     Dependence on Precious Metals Mining Industry. The Company's operations may be dependent upon the levels of activity in precious metal exploration and development industries. Such activity levels are affected by trends in the precious metal industry and precious metal prices. Historically, prices for precious metals have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for precious metals, market uncertainty and a variety of political, economic and other factors beyond the control of the Company. The Company cannot predict future price movements with any certainty. Any prolonged reduction in precious metal prices, however, may depress the level of exploration, development and production activity and result in a material adverse affect on the Company's operations.

     Fluctuation in and Regulation of Prices for Precious Metals. If gold or silver are recoverable on the Blackhawk II Property, the success of the Company will depend to a degree on the price which may be realized upon the sale of such metals. The prices of gold and silver, as well as other precious metals, have been quite volatile. For example, at the time the United States government began allowing its citizens to hold gold in 1970, the price of gold was $35.00 per Troy ounce. The price has been as high as $875.00 per ounce and as low as $125.00 per ounce since that date. In 1998, the price of gold per ounce by the London afternoon fix ranged from $273.40 to $313.15 per ounce, and averaged $294.09 that year. Among other factors affecting the price of gold are (i) the supply of and demand for gold, (ii) world economic conditions, (iii) the confidence or lack of confidence in various mediums of exchange (including the dollar), and (iv) governmental regulation. Although the price of gold and silver have fluctuated substantially over the years, the costs of exploration and development have also increased. It can be expected that such costs will continue to rise in accordance with inflationary trends, while there is no assurance that gold and silver prices will rise proportionately or remain at current levels.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Results of Operation

For Fiscal Year Ended December 31, 1998 compared with Fiscal Year Ended December 31, 1997

     The Company's net losses for fiscal year ended 1998 were approximately $439,473 compared to a net loss of approximately $942,938 for fiscal year ended 1007. During both fiscal years 1998 and 1997, the Company recorded no income.

     During fiscal year 1998, the Company recorded operating expenses of $410,256 compared to $904,176 of operating expenses recorded during fiscal year 1997. Property exploration expenses decreased approximately $56,095 during fiscal year 1998 compared to fiscal year 1997. The decrease in property exploration expenses was due to payment of $43,905 to the BLM for claims maintenance fees during fiscal year 1998 compared to payments of $100,000 for reimbursement to IGCO of staking and exploration costs pursuant to the terms of the Joint Venture Agreement.

     Administrative expenses decreased approximately $437,825 during fiscal year 1998 compared to fiscal year 1997 primarily relating to a decrease in overhead and administrative expenses and no payment for expenses such as consultant fees, office rental, wages and salaries, telephone and fax, and travel. Approximately $300,000 was incurred as overhead and administrative expenses during fiscal year 1998, and $553,200 was paid to Tri Star Financial Services, Inc. ("Tri Star") for previous amounts owing and current services rendered including, but not limited to, financial, administrative, gold and silver metals exploration management. The consulting services and management agreement with Tri Star commenced on January 1, 1998 and terminated on June 30, 1999.

FORM 10-SB/A                   Goldstate Corporation                     Page 17

Six Month Period Ended June 30, 1999 compared to June 30, 1998

     For the six-month period ended June 30, 1999, the Company recorded a net loss of $1,325,826 compared to $184,842 in the corresponding period of 1998. During the three-month period ended June 30, 1999 and June 30, 1998, the Company recorded no income.

     During the  six-month  period  ended June 30,  1999,  the Company  recorded operating expenses of $1,301,623 compared to $171,159 of operating expenses recorded in the same period for 1998. The Company incurred property exploration expenses during the six-month period of 1999 of $666,852. Moreover, administrative expenses increased approximately $463,612 in the six-month period ended June 30, 1999 compared to the six-month period ended June 30, 1998. This increase was due primarily to an increase in overhead and administrative expenses resulting from the increasing scale and scope of the overall exploration and business activity. Of the $600,000 incurred as overhead and administrative expenses incurred during the six-month period ended June 30, 1999, approximately $838,000 was paid to Tri Star for previous amounts owing and current services rendered including, but not limited to, financial, administrative, gold and silver metals exploration management.

     As of the date of this Registration Statement, the Company owes Tri Star approximately $189,497 for services rendered pursuant to the contractual arrangement. Such services included, but are not limited to, the following: (i) international business relations and strategy, (ii) investor relations, (iii) press release and public disclosure, (iv) corporate information distribution and public relations, (v) media, shareholder, auditor and legal liaison, (vi) business planning, capital budgeting and operational budgeting, (vii)
bookkeeping, (viii) financial statement generation and general financial services, (ix) record keeping and documentation, banking and data base records,
(x) corporate record keeping and reporting production, (xi) Internet maintenance and content, and (xii) general administrative services.


Liquidity and Capital Resources

For fiscal year ended December 31, 1998

     As of December 31, 1998, the Company's current assets were $171,147 and its current liabilities were $557,515. As of December 31, 1998, the current liabilities exceeded current assets by $386,368. As of December 31, 1997, the Company's current assets were $1,186 and its current liabilities were $578,081. As of December 31, 1997, the current liabilities exceeded current assets by $576,895.

     The increase in current assets in fiscal year 1998 was due primarily to the valuation of its interest in the mining claims pursuant to the Joint Venture Agreement of $170,000. The decrease in current liabilities in fiscal year 1998 was due primarily to repayment by the Company of advances to certain companies in the approximate amount of $202,019.

     Stockholders' equity (deficit) increased from ($576,895) for fiscal year ended 1997 to ($386,368) for fiscal year ended 1998. To provide capital, the Company sold stock in private placement offerings or issued stock in exchange for debts of the Company. The issuances of stock resulted in an increase of approximately $1,695,000 in the capital of the Company since inception. See "Part II. Item 4. Recent Sales of Unregistered Securities".


Six-month Period Ended June 30, 1999

     As of the six-month period ended June 30, 1999, the Company's total assets were $170,181. This decrease in assets from fiscal year ended December 31, 1998 was due primarily to a decrease in cash and cash equivalents. As of the six-month period ended June 30, 1999, the Company's total liabilities were $913,867. This overall increase from fiscal year ended December 31, 1998 is due primarily to the promissory notes issued by the Company to AuRIC in the amount of $250,000 and to Geneva in the amount of $250,000 pursuant to the terms and conditions of the Sublicense Agreement.

     Stockholders' Equity (deficit) decreased from ($386,368) for fiscal year ended 1998 to ($743,686) for the six-month period ended June 30, 1999.

Material Commitments

     A significant and estimated commitment for the Company for fiscal year 1999 pertaining to contractual arrangements and work orders is an amount not greater than $480,000 to ICI. The Company is charged a monthly fee by ICI for performance of services rendered on an ongoing basis commensurate with the needs and requirements of the Company for that particular month, including services related to exploration, administrative, public company operations, and maintenance.


FORM 10-SB/A                   Goldstate Corporation                     Page 18

     A significant and estimated commitment for the Company for fiscal year 1999 pertains to the three promissory notes entered into by the Company. The Company entered into three promissory notes due to determination by the Company that certain investor subscriptions for common stock pursuant to private placement offerings were not properly accepted by the Company. The original intent between the parties was that the investors would enter into promissory notes convertible at a later point in time as a source of funding. Such shares of common stock were mistakenly issued by the Company instead of the intended promissory notes. The certificates evidencing such shares were returned to the Company by the respective parties and are classified by the Company as authorized but unissued shares of common stock. The promissory notes were thus issued to reflect the prior original intention of the parties. The first promissory note dated July 31, 1997 is (i) in the principal amount of $70,000, (ii) bears interest at the rate of eight percent (8%) per annum, (iii) payable on demand, and (iv)
convertible at the option of the holder after October 8, 1999 into 350,000 shares of common stock of the Company. The second promissory note dated February 3, 1998 is (i) in the principal amount of $5,000, (ii) bears interest at the rate of eight percent (8%) per annum, (iii) payable on demand, and (iv) convertible at the option of the holder after October 8, 1999 into 25,000 shares of common stock of the Company. The third promissory note dated March 5, 1998 is
(i) in the principal amount of $100,000, (ii) bears interest at the rate of eight percent (8%) per annum, (iii) payable on demand, and (iv) convertible at the option of the holder after October 8, 1999 into 500,000 shares of common stock of the Company. The Company is obligated to make payment on the principal and interest upon demand by the respective holder of the note. As of the date of this Registration Statement, the Company has not made any payments of either principal or interest on any of the promissory notes.

     A significant and estimated commitment for the Company for fiscal year 1999 are the promissory notes issued pursuant to the Sub-License Agreement. Pursuant to the terms and provisions of the Sub-License Agreement, the Company issued promissory notes to both Geneva and AuRIC in the amount of $250,000, respectively. These are 3% interest bearing notes and are payable upon the transfer of the technology.

     A significant and estimated commitment for the Company for fiscal year 1999 is the convertible promissory note in the amount of $100,000 issued to Geneva pursuant to the Sub-License Agreement. The promissory note is convertible into 500,000 shares of the Company's restricted Common Stock at the option of Geneva after October 8, 1999 at the rate of $0.20 per share. There are no conditions that will prevent or trigger the conversion of the promissory note by Geneva into shares of Common Stock nor is there any expiration date. As of the date of this Registration Statement, the Company has not made any payments of either principal or interest on the promissory note.

Sources of Funding


     Based upon the twelve-month work plan proposed by management for the Blackhawk II Property discussed above in "Description of Business - Estimation of Mineralized Zone", it is anticipated that such a work plan would require approximately $1,000,000 of additional financing, designed to fund the work plan through preliminary exploration phase. Such financing would cover the following major areas in the approximate amounts as follows: $42,200 for land maintenance, $292,840 for exploration of the property, $15,000 for preliminary environmental studies, $150,000 for engineering and consulting studies, and $500,000 in administration and management.


     Management believes that no other material commitments for capital expenditures will be incurred by the Company over the next twelve-month period. It is anticipated that any expenditures to be incurred by the Company will be operational, including preliminary drilling and assay, metallurgical research and payment of annual maintenance claims fees to the BLM. Management anticipates that a substantial portion of the initial budget of $1,000,000 for the twelve-month work plan, which includes such expenditures and contractual obligations, will be funded pursuant to a series of private placement offerings under Regulation D, Rule 506, commencing after October 8, 1999 and subsequent advances from certain investors if ncessary.

FORM 10-SB/A                   Goldstate Corporation                     Page 19

     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next three months based on its ability to obtain advances from certain investors including, but not limited to, ICI, Mr. Brent Pierce and Rising Sun Capital Corp. The Company received advances from Tri Star during fiscal year 1997 in the amount of $440,045 and during fiscal year 1998 in the amount of $496,181, for an aggregate amount of $936,226. During fiscal year 1998, the Company repaid to Tri Star an amount of $698,200 leaving a balance of $238,026. During the first quarter of fiscal year 1999, the Company received advances from Tri Star in the amount of $270,400 and repaid $431,000 thus leaving a balance of $77,426. During the second quarter of 1999, the Company received the following advances for an aggregate amount of $334,000: $323,600 from Tri Star, $8,000 from ICI and $2,500 from Amerocan Marketing. During second quarter of 1999, the Company repaid $417,000 leaving a credit of $5,474.


     From the net proceeds received pursuant to the Private Placement Memorandum dated March 17, 1999, management utilized a substantial portion of the funding for (i) management and administration expenses relating to development programs for metallurgical technology and planning for the Blackhawk II Property; (ii) repayment of advances to companies which provided past management services, and
(iii) general working capital.

     The Company has been deemed a "going concern" by its independent auditors, Johnson, Holscher & Co., P.C. as noted in the financial statements attached hereto. There is substantial doubt, however, that the Company will be able to retain its status as a "going concern", that is assumption of the continuity of operations of the Company in the absence of evidence to the contrary. Management believes that it can maintain its status as a "going concern" based on its ability to raise funds pursuant to future private placement offerings and to obtain advances and minimizing operating expenses by not duplicating expenses or incurring needless expenses.

     The Company does not own any plant and/or equipment. Management does not anticipate any purchases of plant and/or significant equipment, nor does it expect any significant changes in the number of its employees. Future exploration of the Blackhawk II Property will primarily be conducted pursuant to work orders and/or contractual arrangements with the Company's geologist and AuRIC. The Company will be primarily dependent upon its contractors for use of equipment necessary for the exploration of gold and silver. Any equipment purchases by the Company will be based on results of preliminary drilling and assay, and other elements of exploration development including logistics, estimated extraction procedures, availability of labor, and price of gold. As of the date of this Registration Statement, the Company has not entered into any such contractual arrangements.

     The Company is in the exploratory stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its officers and contractors. Certain future contractors of the Company will have considerable experience in mining and mineral exploration and analysis. For the current level of exploration, the Company's requirements for mining experience are limited to geological work, surface sampling, exploratory drilling, site survey, metallurgical research, geological mapping, and other preliminary exploratory investigation. The Company plans to obtain the services of qualified personnel and contractors to provide the above services. It is the Company's position to utilize independent, professional, industry accredited agents, to the largest extent possible, to provide independent accreditation of exploratory data generated. The Company's management at the current date believes that they have the ability to obtain and provide the appropriate sources of mining experience commensurate with each phase of the exploration to be conducted.


     The officer of the Company and the administrative and managing consultant to the Company have limited experience in the mining Industry. However, such officer and the administrative and managing consultant have considerable experience in the development, management and finance of start-up companies.



FORM 10-SB/A                   Goldstate Corporation                     Page 20

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed without considering the impact of the upcoming change in the century. If not corrected, these computer applications and systems could fail or create erroneous results by, at, or after the year 2000. Based on the Company's investigations to date, management does not anticipate that the Company or Geneva will incur material operating expenses or be required to incur material costs to be year 2000 compliant. Moreover, management believes that the Company's and Geneva's systems are fully year 2000 compliant. There can be no assurance, however, that potential systems interruptions or the cost necessary to update software would not have some effect on the Company's business, results or operations. In addition, in the event that Geneva does not successfully and timely achieve year 2000 compliance, the Company's business or operations may be affected. Management of the Company believes, however, that any such potential systems interruptions or costs incurred to update software will not be material.

Item 3. Description of Property.

     Except as described above, the Company does not own any other real estate or other properties. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties at the current date.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group.

--------------------------------------------------------------------------------
Title of Class     Name and Address              Amount and Nature (1)  Percent
                   of Beneficial Owner                of Class          of Class
--------------------------------------------------------------------------------

Common Stock (2)   Delta Financial Resources (3)           705,000         5%
                   P.O. Box 2097
                   George Town, Grand Cayman
                   Cayman Islands, BWI

Common Stock (2)   Intergold Corporation (3)             1,000,000         7%
                   5000 Birch Street, Suite 4000
                   Newport Beach, CA 92660

Common Stock       AuRIC Metallurgical Laboratories (3)  1,000,000         7%
                   3260 West Directors Row
                   Salt Lake City, Utah 84104

Common Stock       All officers and directors              -0-             0%
                   as a group (1 person)

--------------------------------------------------------------------------------


(1) Does not assume the exercise of options pursuant to the terms of the Non-Qualified Stock Option Plan to purchase an aggregate of 1,500,000 shares of restricted Common Stock at $.15 per share by certain officers, directors or significant contractors of the Company, none of whom currently are or after exercise of their respective options would be beneficial owners or owners of record of more than five percent (5%) of Common Stock. None of the beneficial owners listed above have been issued any options pursuant to the Non-Qualified Stock Option Plan. See "Executive Compensation - Non Qualified Stock Option Plan".


(2) These are restricted shares of Common Stock.

(3) Owner of record.


FORM 10-SB/A                   Goldstate Corporation                     Page 21

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The directors, executive officers and significant contractors to the Company are as follows:

Name                           Age          Position with the Company
----                           ---          -------------------------

Harold Gooding                 36           Director and the President,
                                            Secretary/Treasurer


Michael Mehrtens, PhD.        63           Project Management Consultant



     HAROLD GOODING has been a Director and the President, Secretary/Treasurer of the Company since September 16, 1997. From April 1992 to August of 1994, Mr. Gooding worked in sales in the water treatment industry with Osmonics, located in Minnetonka, Minnesota. Osmonics is a diversified multi company entity that caters to various facets of the water treatment industry. As sales manager, Mr. Gooding was responsible for the sale of large scale water treatment systems for industrial applications requiring consistent water quality such as the beverage bottling industry. From April 1994 to August of 1995, Mr. Gooding was the sales manager for the northeast region for Ultra Pure Water Systems (U.S.A.), Inc., located in Massachusetts. From August 1995 until summer of 1998, Mr. Gooding was employed as an international sales manager with Cambridge Applied Systems based out of Medford, Massachusetts, where he was responsible for the manufacture and sale of the viscosity system. From mid 1998 to current, Mr. Gooding has provided the role of international sales manager to Photofabrication Engineering, Inc.


FORM 10-SB/A                   Goldstate Corporation                     Page 22
where he is responsible for the sales and distribution of precision metal products to the aerospace and micro electronic industry. Mr. Gooding is also a director of IGCO and has previously held the position of president and a director of Vega-Atlantic Corporation, an OTC Bulletin Board public company that was formerly marketing point of entry water treatment appliances for commercial and residential use before changing business focus and direction to gold exploration and development.


     MICHAEL B. MEHRTENS, PhD is the Project Management Consultant for the Company. Dr. Mehrtens also serves as Chief Geologist for IGCO and as Project Manager of the Blackhawk Gold Project. He is a Consulting Geologist whose professional experience in the mining industry commenced in Southern Africa in 1957 as a geologist with Anglo American Corporation and later with Rio Tinto Group in the United Kingdom, Canada and the United States. During this twenty-one year period, Dr. Mehrtens gained mining, exploration and management experience with the two largest multinational mining corporations. Between 1974 and 1979, Dr. Mehrtens served as head of U.S. exploration for Rio Algom, a division of Rio Tinto Zinc. Since 1990, Dr. Mehrtens has been president of MBM Consultants, Inc., a firm through which he does consulting work.


     Dr. Mehrtens was also the President and a director of IGCO from October 5, 1997 to September 15, 1998. Dr. Mehrtens was also the President, Secretary, Treasurer, and director to IGCO's wholly owned subsidiary, International Gold Corporation, from July 24, 1997 to September 15, 1998.

     At the present time, no family relationship exists among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).


FORM 10-SB/A                   Goldstate Corporation                     Page 23

Item 6. Executive Compensation.

     As of the date of this Registration Statement, directors of the Company accrue $500 per month in directors' fees for their roles as directors. Mr. Gooding accrued $6,000 during fiscal year 1998 as compensation for his role as director of the Company. Dr. Mehrtens, the Company's Project Management Consultant, has engaged in an informal consulting arrangement with the Company pursuant to which he invoices the Company through MBM Consultants, Inc. ("MBM") for consulting services performed. Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company.

     As of fiscal year end December 31, 1997, the Company has accrued since inception approximately $12,000 and paid $0 to its officers and directors as executive compensation. As of fiscal year end December 31, 1997, the Company has accrued approximately $480,000 and paid approximately $160,000 to Tri Star Financial Services, Inc. ("Tri Star"), for managerial and administrative services rendered.

     As of fiscal year end December 31, 1998, the Company accrued approximately $6,000 and paid $0 to its officer and director as executive compensation. As of fiscal year end December 31, 1998, the Company accrued approximately $300,000 and paid approximately $550,000 to Tri Star for managerial and administrative services rendered and for previous services rendered that were unpaid in 1997. See "Summary Compensation Table".


     Pursuant to the consulting services and management agreement with Tri Star, which was dated January 1, 1998 and terminated June 30, 1999, and ICI dated July 1, 1999, respectively, services rendered or to be rendered pursuant to the terms and provisions of the respective agreements are (i) financial, such as business planning, capital and operating budgeting, bookkeeping, financial statement services, auditor liaison, banking, record keeping and documentation, database records, (ii) gold and silver exploration management, such as administration of metallurgical development, metallurgical liaison, BLM liaison, engineering company liaison, drilling administration, geologist liaison, mapping, survey and catalogue, geostatistical liaison, environmental research, geological reports compilation, (iii) administration, such as legal liaison, corporate minute book maintenance, and record keeping, corporate secretarial services, printing and production, office and general duties, international business relations, corporate information distribution and public relations, and media liaison.


     Mr. Harold Gooding, as an officer and director of the Company, is reimbursed for any out-of-pocket expenses incurred by him on behalf of the Company. Executive compensation is subject to change concurrent with Company requirements. Mr. Harold Gooding is not a director or officer of either Tri Star or ICI, nor does the Company own of record capital stock of either Tri Star or ICI. Neither Tri Star nor ICI own of record any capital stock of the Company.

Summary Compensation Table


                              Annual Compensation        Awards    Payouts
                             ---------------------     ----------  -------
                                $      $       $       $       #       $     $
Name and Position            Salary  Bonus   Other    RSA   Options  LTIP  Other
-----------------            ------  -----   -----    ---   -------  ----  -----

Brian Harris           1997       0      0       0      0         0     0      0
Pres./Director

Ronald Lambrecht       1997       0      0       0      0         0     0      0
Secy./Director

Harold Gooding         1997       0      0       0      0         0     0      0
Pres./Director         1998       0      0       0      0         0     0      0



FORM 10-SB/A                   Goldstate Corporation                     Page 24

Non-Qualified Stock Option Plan

     On March 1, 1999, the Board of Directors of the Company adopted the Non-Qualified Stock Option Plan (the "SOP") which initially provided for the grant of options to purchase an aggregate of 1,500,000 shares of Common Stock at $.15 per share. The purpose of the SOP is to make options available to directors, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to remain in the employ of the Company, and to provide them compensation for past services provided.

     The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date, if any, of such options. The exercise of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the SOP will be transferable by the optionee other than by that provided by the Option Grant Agreements or will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

     As of the date of this Registration Statement, options have been granted in the aggregate of 1,000,000 shares to the following individuals. All options granted are exercisable by the respective individual from the date of grant through the date of expiration.

--------------------------------------------------------------------------------
                    Number of    Date of Grant   Exercise Price      Date of
                 Shares Granted                                     Expiration
--------------------------------------------------------------------------------

 Gino Cicci         200,000        15-Jun-99          $0.15        March 1, 2019
 Grant Atkins       300,000        15-Mar-99          $0.15        March 1, 2019
 Brent Pierce       300,000        15-Mar-99          $0.15        March 1, 2019
 Harold Gooding     100,000        15-Mar-99          $0.15        March 1, 2019
 Marcus Johnson     100,000        15-Mar-99          $0.19        March 1, 2019

TOTAL             1,000,000
--------------------------------------------------------------------------------

No share options have been exercised as at the date of this Registration Statement.

Item 7. Certain Relationships and Related Transactions.

     On December 11, 1997, the Company, IGCO and its wholly-owned subsidiary, INGC, entered into a joint venture agreement pertaining to the joint exploration of gold and silver on the Blackhawk II Property (the "Joint Venture Agreement"). Pursuant to the terms of the Joint Venture Agreement, the Company paid $100,000


FORM 10-SB/A                   Goldstate Corporation                     Page 25
and issued 1,000,000 shares of its restricted common stock to IGCO in exchange for the purchase of a future profit sharing interest. The terms of the Joint Venture Agreement further provide that the Company will be the operating partner and be responsible solely for providing funding for all exploration expenses to be incurred on the Blackhawk II Property. In accordance with the terms of the Joint Venture Agreement, the Company will receive eighty percent (80%) of the net profits realized from the joint venture until its invested capital is repaid, and IGCO and INGC will receive twenty percent (20%) of the net profits realized from the joint venture. After the invested capital by the Company has been repatriated, the Company will then receive fifty-one percent (51%) of the net profits realized from the joint venture and IGCO and INGC will retain forty-nine percent (49%) of the net profits realized from the joint venture. The Company has also agreed to contribute all future capital requirements for the further exploration and mining operation costs of the claims on the Blackhawk II Property.

     The above described transaction was conducted pursuant to arms-length negotiations and is on terms as fair as those that would have been obtainable from independent third parties. The board of directors of the Company has not adopted or approved any policy regarding future transactions with related third parties.

     The officer/director of the Company is engaged in other businesses, either individually or through partnerships and corporations in which he may have an interest, hold an office or serve on the boards of directors. The director of the Company, Mr. Harold Gooding, has other business interests to which he may devote a major or significant portion of his time. Certain conflicts of interest, therefore, may arise between the Company and its director. Such conflicts can be resolved through the exercise by Mr. Gooding of judgment consistent with his fiduciary duties to the Company. The officer/director of the Company intends to resolve such conflicts in the best interests of the Company. Moreover, the officer/director will devote his time to the affairs of the Company as he deems necessary.

Item 8. Description of Securities.

     The Company is authorized to issue 75,000,000 shares of $.0003 par value Common Stock and 25,000,000 shares of $.001 par value Preferred Stock.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.


FORM 10-SB/A                   Goldstate Corporation                     Page 26

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore, after payment of dividends required to be paid on outstanding shares of Preferred Stock. The Company's agreement with its bank lender may prohibit payment of Common Stock dividends without the consent of the lender. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of Preferred Stock, Preferred Stock Dividends, or exercise of Warrants and payment therefore, will be validly issued, fully paid and nonassessable.

Preferred Stock

     Under the Company's Articles of Incorporation, as amended (the "Articles"), the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Company's Preferred Stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock. The issuance of the Preferred Stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of Common Stock.

     As of the date of this Registration Statement, a total of 2,000,000 shares of the authorized Preferred Stock have been designated as Series A Cumulative Convertible Preferred Stock; however, no shares of the Series A Cumulative
Convertible Preferred Stock have been issued. Additional classes of Preferred Stock may be designated and issued from time to time in one or more series with such designations, voting powers or other preferences and relative rights or qualifications as are determined by resolution of the Board of Directors of the Company.

     Series A Preferred Stock

     The Series A Preferred Stock has been authorized by the Board of Directors of the Company. So long as any Series A Preferred Stock is outstanding, the Company is prohibited from issuing any series of stock having rights senior to the Series A Preferred Stock ("Senior Stock") without the approval of the holders of 66 2/3% of the outstanding Series A Preferred Stock. Additionally, so long as any Series A Preferred Stock is outstanding, the Company may not, without the approval of the holders of at least 50% of the outstanding Series A


FORM 10-SB/A                   Goldstate Corporation                     Page 27

Preferred Stock, issue any series of stock ranking on parity with the Series A Preferred Stock ("Parity Stock") as to dividend or liquidation rights, or having a right to vote on matters as to which the Series A Preferred Stock is not entitled to vote, or if the Company's stockholder equity is less than the total liquidation preferences of all outstanding Series A Preferred Stock.

     Dividends. Holders of shares of Series A Preferred Stock will be entitled to receive when, as, and if declared by the Board of Directors out of funds at the time legally available therefore, cash dividends at an annual rate of 20% and no more, payable annually in arrears, commencing January 1, 1999. Dividends will accrue and be cumulative from the date of first issuance of the Series A Preferred Stock and will be payable to holders of record as they appear on the stockbooks of the Company on such record dates as are fixed by the Board of Directors.

     Unless a class or series of Senior Stock or Parity Stock is authorized as described above, the Series A Preferred Stock will be senior as to dividends to any series or class of the Company's stock hereafter issued, and if at any time the Company has failed to pay or declare and set apart for payment accrued and unpaid dividends on the Series A Preferred Stock, the Company may not pay any other dividends. The Series A Preferred Stock will have priority as to dividends over the Common Stock and any series or class of the Company's stock hereafter issued, and no dividend (other than dividends payable solely in Common Stock or any other series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Series A Preferred Stock) may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by the Company of any Common Stock or other stock unless all accrued and unpaid dividends on the Series A Preferred Stock have been paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on the Series A Preferred Stock; and the Company may not pay dividends on the Preferred Stock unless it has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on any outstanding Parity Stock. Whenever all accrued dividends are not paid in full on the Preferred Stock or any Parity Stock, all dividends declared on the Preferred Stock and any such Parity Stock will be declared or made pro rata so that the amount of dividends declared per share on the Preferred Stock and any such Parity Stock will bear the same ratio amount of dividends declared per share on the Preferred Stock, and any such Parity Stock will bear the same ratio that accrued and unpaid dividends per share on the Preferred Stock and such Parity Stock bear to each other.

     The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 360 day year. No interest will be payable in respect of any dividend payment on the Series A Preferred Stock which may be in arrears.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Series A Preferred Stock are entitled to receive the liquidation preference of $.50 per share, plus an amount equal to


FORM 10-SB/A                   Goldstate Corporation                     Page 28
any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of Common Stock, or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Series A Preferred Stock. The holders of Preferred Stock and any Parity Stock hereafter issued that rank on a parity as to liquidation rights with the Series A Preferred Stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Series A Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

     Voting Rights. The holders of the Series A Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Series A Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares will have no voting rights.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) amend, alter or repeal any provision of the Articles or by Bylaws of the Company so as to adversely affect the relative rights, preferences, qualifications, limitations or restriction of the Series A Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company, or (iii) effect any reclassification of the Series A Preferred Stock.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 50% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) authorize, issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividends or liquidation and having superior voting rights, or (ii) incur indebtedness or authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividend or liquidation rights if, immediately following such event, Adjusted Stockholder's Equity is less than the aggregate liquidation preferences of all Series A Preferred Stock and stock ranking senior to or on parity with the Series A Preferred Stock as to liquidation. Adjusted Stockholder's Equity is the Company's stockholder's equity as shown on its most recent balance sheet, increased by (a) any amount of any liability or other reduction in stockholder's equity attributable to the Series A Preferred Stock and each series of stock


FORM 10-SB/A                   Goldstate Corporation                     Page 29
senior to or on parity with the Series A Preferred Stock as to liquidation,  and
(b) the net proceeds of any equity financing since the date of the balance sheet, reduced by any reduction in stockholder's equity resulting from certain dispositions of assets since the date of the balance sheet.

     Redemption. The Series A Preferred Stock is redeemable at any time after April 6, 2001 for cash, in whole or in part, at the option of the Company, at $.50 per share plus any accrued and unpaid dividends, whether or not declared.

     If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot or in such other manner as the board of Directors may determine. There is no mandatory redemption in sinking fund obligation with respect to the Series A
Preferred Stock. In the event that the Company has failed to pay accrued dividends on the Series A Preferred Stock, it may not redeem any of the then outstanding shares of the Series A Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current dividends have been paid in full.

     Notice of redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of record of shares of Series A Preferred Stock to be redeemed at the holder's address shown on the stock transfer books of the Company. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of Series A Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

     Conversion Rights of Series A Preferred Stock

     Optional Conversion. At any time after the initial issuance of the Series A Preferred Stock and prior to the redemption thereof, the holder of any shares of Series A Preferred Stock will have the right, at the holder's option, to convert any or all such shares into restricted Common Stock on a one for one basis and all accrued and unpaid dividends thereon into shares of Common Stock at a rate of $.50 per share. If the Series A Preferred Stock has been called for redemption, the conversion right will terminate at the close of business on the last business day prior to the date fixed for redemption (unless the Company defaults in the payment of the redemption price). Fractional shares of Common Stock will be rounded to the nearest full share upon conversion.

     In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other person, any merger of any person into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other properties, then provisions will be made that the holder of such share of Series A Preferred Stock then outstanding will have the right thereafter, during the period such share of


FORM 10-SB/A                   Goldstate Corporation                     Page 30

Series A Preferred Stock shall be convertible, to convert such share into the kind and amount of securities, cash or other property receivable upon such reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock might have been converted immediately prior to such reclassification, consolidation, merger, sale transfer or share exchange.

     Other Provisions. The shares of Series A Preferred Stock, when issued as described herein, will be duly and validly issued, fully paid and nonassessable.


PART II

Item 1. Market for Common Equity and Related Stockholder Matters

     The Company's Common Stock is traded only in the United States on the over-the-counter Bulletin Board, under the trading symbol, GDSA.

     The table set forth below presents the range, on a quarterly basis, of high and low closing bid prices per share of Common Stock as reported for the last two fiscal years. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

Common Stock

--------------------------------------------
Quarter Ended          High        Low
--------------------------------------------

Fiscal Year 1998
March 31, 1998         $0.69       $0.25
June 30, 1998          $0.70       $0.35
September 30, 1998     $0.38       $0.15
December 31, 1998      $0.23       $0.14

Fiscal Year 1997
March 31, 1997         $2.85       $1.31
June 30, 1997          $1.37       $0.37
September 30, 1997     $0.49       $0.21
December 31, 1997      $0.72       $0.23

--------------------------------------------


     The  14,131,300  shares of Common Stock  outstanding as of the date of this
Registration   Statement  were  held  by  approximately  23  holders  of  record worldwide, including 10 holders of record in the United States.


FORM 10-SB/A                   Goldstate Corporation                     Page 31

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the exploration and development of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to Series A Preferred Stock, and other relevant factors.

Transfer Agent

     The transfer  agent and  registrar  for the Common Stock is First  American
Stock  Transfer,  610  East  Bell  Road,  Suite  2-155  PMB,  Phoenix,   Arizona
85022-2393, telephone number (602) 485-1346.

Item 2. Legal Proceedings.

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Since the inception of the Company (February 28, 1996) to December 31, 1996, the Company had a former accountant. Since January 1, 1997 and to date, the Company's current principal independent accountant has not resigned or declined to stand for re-election or were dismissed. The Company's former principal independent accountant declined to stand for re-election after the Company's formative year as his policy for providing accounting services did not extend to include the Company's growing scale of transactions. Such decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     Moreover, neither the Company's current principal independent accountant nor its former principal independent accountant have provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their respective opinion as to uncertainty, audit scope or accounting principles.

     The Company's principal independent accountant from February 28, 1996 to December 31, 1996 was DAVID E. COFFEY, Certified Public Accountant, of 3651 Lindell Road, Suite H, Las Vegas, NV 89103. The Company's principal independent accountant from January 1, 1997 to the current date is Johnson, Holscher & Company, P.C. of 5975 Greenwood Plaza Blvd., Suite 140, Greenwood Village, CO 80111.

FORM 10-SB/A                   Goldstate Corporation                     Page 32

Item 4. Recent Sales of Unregistered Securities.

     To provide capital, the Company has sold stock in private placement offerings or issued stock in exchange for debts of the Company, or pursuant to contractual agreements as follows:

     (i) On December 11, 1997, the Company entered into a joint venture agreement with IGCO and its wholly owned subsidiary, INGC, whereby the Company issued 1,000,000 shares of its restricted Common Stock to IGCO. The issuance of the Common Stock described herein was made in connection with a joint venture agreement in profits not involving a public offering to a single corporate investor, and is exempt from registration pursuant to Section 4 (2) of the Securities Act of 1933, as amended (the "1933 Act") The certificate representing issuance of such shares of Common Stock to IGCO has a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act of in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (ii) On February 4, 1998, the Company completed an offering in which it raised $525,000 under Rule 504 of Regulation D pursuant to which it sold 2,625,000 shares of Common Stock at $.20 per share. The Company issued shares of Common Stock to 10 investors. Nine of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (iii)On March 30, 1998, the Company completed an offering in which it raised $290,000 under Rule 504 of the Regulation D pursuant to which it sold 1,450,000 shares of Common Stock at $.20 per share. The Company issued shares of Common Stock to 10 investors. Eight of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the


FORM 10-SB/A                   Goldstate Corporation                     Page 33
          economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (iv) On January 15, 1999, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue 42,500 shares of its Common Stock at $.20 per share pursuant to Section 4(2) of the 1933 Securities Act. Under the terms of the settlement agreement, the creditor agreed to accept the 42,500 shares of Common Stock as payment for the approximate $8,509.00 debt owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     (v) On March 18, 1999, the Company entered into a technology sub-license agreement with Geneva Resources, Inc. ("Geneva"), whereby the Company issued 1,000,000 shares of its restricted Common Stock to AuRIC Metallurgical Laboratories and a convertible promissory note to Geneva Resources, Inc. dated March 18, 1999 in the amount of $100,000 that is convertible into 500,000 shares of the Company's restricted Common Stock at the option of Geneva at the rate of $0.20 per share. Pursuant to the terms of the convertible promissory note, Geneva may elect to convert the promissory note after October 8, 1999. There are no conditions that will prevent or trigger the conversion of the promissory note by Geneva into shares of Common Stock nor is there any expiration date. The issuance of the Common Stock described herein was made in connection with the technology sub-license agreement not involving a public offering to corporate investors, and is exempt from registration pursuant to Section 4(2) of the 1933 Securities Act. The certificates representing issuances of such shares of Common Stock by the Company to AuRIC have a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the Common Stock.

     (vi) On April 6, 1999, the Company completed an offering in which it raised $870,000 under Rule 504 of Regulation D pursuant to which it sold 4,350,000 shares of Common Stock at $.20 per share. The Company issued shares of Common Stock to 9 investors. All of the investors were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.


FORM 10-SB/A                   Goldstate Corporation                     Page 34

     As of the date of this Registration Statement, the Company has 14,131,300 shares of its Common Stock issued and outstanding. Of the 14,131,300 of the Company's current outstanding shares of Common Stock, 12,025,050 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 14,131,300 of the Company's current outstanding shares of Common Stock, 2,106,250 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no sales of restricted shares of Common Stock have been made.

Item 5. Indemnification of Officers and Directors.

     Section 78.751 of Chapter 78 of the Nevada Revised Statutes contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Nevada law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care


FORM 10-SB/A                   Goldstate Corporation                     Page 35
in carrying out the director's fiduciary duties as such. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company will not acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest unless the Company has first received an independent opinion as to the fairness of the terms of the acquisition. In negotiating the terms of the acquisition of the assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.


FORM 10-SB/A                   Goldstate Corporation                     Page 36

Item 6. Financial Statements.

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.



PART III

Item 1 & 2. Index to and Description of Exhibits.

     (a) The following Financial Statements are filed as a part of this Registration Statement:


     1.   Independent Auditors' Report dated July 6, 1999.
     2. Balance Sheets for fiscal year ended December 31, 1998 and December 31, 1997.
     3. Statements of Operation for fiscal year ended December 31, 1998, December 31, 1997 and from inception (February 28, 1996) to December 31, 1998.
     4. Statements of Cash Flow for fiscal year ended December 31, 1998, December 31, 1997 and from inception (February 28, 1996) to December 31, 1998.
     5. Statements of Stockholders' Equity (Deficit) for year ended December 31, 1996, fiscal year ended December 31, 1997 and fiscal year ended December 31, 1998.
     6.   Notes to Financial Statements for December 31, 1998 and 1997.
     7.   Balance Sheet for six-month period ended June 30, 1999.
     8. Statements of Operations for three-months ended June 30, 1999 and 1998, for six-months ended June 30, 1999 and 1998, and from inception (February 28, 1996) to June 30, 1999.
     9. Statement of Cash Flow for three-month period ended June 30, 1999 and 1998, for six-month period ended June 30, 1999 and 1998, and from inception (February 28, 1996) to June 30, 1999.
     10.  Notes to Financial Statements for June 30, 1999.



     (b)  The  following  Exhibits  are  filed  as  part  of  this  Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

2              Not applicable.

3              Articles of Incorporation for the Company
               By-laws of the Company
               (Previously filed with original Registration Statement)


FORM 10-SB/A                   Goldstate Corporation                     Page 37

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

4              Not Applicable

9              Not Applicable


10.1 Joint Venture Agreement between the Company, IGCO and INGC, dated December 11, 1997
               (Previously filed with original Registration Statement)

10.2           Technology  Sub-License Agreement between Geneva Resources,  Inc.
               and the Company dated March 18, 1999
               (Previously filed with original Registration Statement)

10.3 Consulting Services and Management Agreement between Investor Communications International, Inc. and the Company dated July 1, 1999
               (Previously filed with original Registration Statement)


11             Not Applicable


16             Letter on Change in Certifying Accountant
               (Previously filed with original Registration Statement)


21             Not Applicable

24             Not Applicable
--------------------------------------------------------------------------------

The  following  additional  Exhibits  are  filed  as part  of this  Registration
Statement:


--------------------------------------------------------------------------------
Exhibit No.          Description
--------------------------------------------------------------------------------
99.1           BLM Claims Listing
               (Previously filed with original Registration Statement)
--------------------------------------------------------------------------------



FORM 10-SB/A                   Goldstate Corporation                     Page 38

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                GOLDSTATE CORPORATION,
                                                a Nevada corporation


                                                By: /s/ Harold S. Gooding
                                                   -----------------------------
                                                   Harold S. Gooding , President




DATE:  November 4, 1999




FORM 10-SB/A                   Goldstate Corporation                     Page 39

                              GOLDSTATE CORPORATION

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997




                               TABLE OF CONTENTS
                               -----------------

                                                                         Page
                                                                         ----

Independent Auditors' Report                                             F-1

Balance Sheets                                                           F-2

Statements of Operations                                                 F-3

Statements of Cash Flows                                                 F-4

Statement of Stockholders' Equity                                        F-5

Notes to Financial Statements                                         F-6 - F-11

                                               Johnson, Holscher & Company, P.C.
                                                    Certified Public Accountants


Stockholders and Board of Directors
Goldstate Corporation


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the balance sheets of Goldstate Corporation (the Company), as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997 and for the period from inception (February 28, 1996) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Goldstate Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, and for the period from inception (February 28, 1996) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues from operations, which raises substantial doubt about its ability to continue as a going concern. The Company has established a plan to continue operations through additional stock offerings as outlined in Note 1. The financial statements do not include any adjustments that might result if management's plan is unsuccessful.


Greenwood Village, Colorado
July 6, 1999


                                      GOLDSTATE CORPORATION
                                 (An Exploration Stage Company)
                                          Balance Sheets

                                                                       December 31,   December 31,
                                                                           1998          1997
                                                                           ----          ----
                                     ASSETS
  Cash and cash equivalents                                            $       877    $       916
  Interest in unpatented mining claims                                     170,000              0
  Goodwill                                                                     270            270
                                                                       -----------    -----------

      Total Assets                                                     $   171,147    $     1,186
                                                                       ===========    ===========


                       LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
CURRENT LIABILITIES
  Accounts payable - trade                                             $    58,509    $    17,274
  Advances payable                                                         238,026        440,045
  Directors fees payable                                                    18,000         12,000
  Notes payable                                                            175,000         70,000
  Accrued interest payable                                                  67,980         38,762
                                                                       -----------    -----------

      Total Liabilities                                                    557,515        578,081
                                                                       -----------    -----------

STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value; authorized 25,000,000 shares;
      issued and outstanding 0 shares at December 31, 1998 and
      December 31, 1997                                                          0              0
  Common stock $.0003 par value; authorized 75,000,000 shares;
      issued and outstanding 8,738,800 and 5,438,000 at December 31,
      1998 and 1997 respectively                                             2,926          1,936
  Paid - in capital                                                        997,281        368,271
  Accumulated deficit through development stage                         (1,386,575)      (947,102)
                                                                       -----------    -----------

      Total Stockholders' Equity                                          (386,368)      (576,895)
                                                                       -----------    -----------

      Total Liabilities and Stockholders' Equity                       $   171,147    $     1,186
                                                                       ===========    ===========


                              The accompanying notes are an integral
                                 part of the financial statements.

                                                F-2

                                         GOLDSTATE CORPORATION
                                    (An Exploration Stage Company)
                                       Statements of Operations


                                                                                       Inception
                                                         Year Ended December 31,   (February 28,1997
                                                        --------------------------         to
                                                           1998            1997    December 31, 1998)
                                                           ----            ----    ------------------
                   REVENUES
  Other income                                           $         0    $         0    $     1,026
                                                         -----------    -----------    -----------

      Total Revenues                                               0              0          1,026
                                                         -----------    -----------    -----------

              OPERATING EXPENSES
  PROPERTY EXPLORATION EXPENSES
   Claims maintenance fees and staking costs                  43,905        100,000        143,905
                                                         -----------    -----------    -----------

  ADMINISTRATIVE EXPENSES
    Overhead and Administration                              300,000        480,000        780,000
    Legal and accounting                                      50,237         37,612         91,890
    Directors fees                                             6,000         12,000         18,000
    Internet design and access                                 3,461          1,711          5,172
    Printing and stationary                                    1,798          2,462          4,260
    Transfer agent                                             1,568            545          2,113
    News wire services                                         1,150          2,850          4,000
    Courier and postage                                          966          8,662          9,628
    Reports/information/subscripitions                           925         32,405         33,330
    Bank charges                                                 151            133            367
    Office supplies                                               95          5,449          6,010
    Consultants                                                    0         88,190         88,190
    Office rent                                                    0         42,033         42,033
    Telephone and fax                                              0         35,556         35,556
    Wages and salaries                                             0         22,444         22,444
    Travel                                                         0         16,731         16,731
    Auto                                                           0          7,259          7,259
    Promotion                                                      0          7,165          7,165
    Miscellaneous                                                  0            810          1,410
    Computer supplies                                              0            159            159
                                                         -----------    -----------    -----------

      Total Administrative Expenses                          366,351        804,176      1,175,717
                                                         -----------    -----------    -----------

        Total Operating Expenses                             410,256        904,176      1,319,622
                                                         -----------    -----------    -----------

Income (Loss) from Operations                               (410,256)      (904,176)    (1,318,596)

  OTHER INCOME (EXPENSES)
    Interest Income                                                1              0              1
    Interest Expense                                         (29,218)       (38,762)       (67,980)
                                                         -----------    -----------    -----------

Net (Loss)                                               $  (439,473)   $  (942,938)   $(1,386,575)
                                                         ===========    ===========    ===========


Earnings (Loss) per Share - Basic                        $    (0.053)   $    (0.183)   $    (0.207)
                                                         ===========    ===========    ===========


Weighted Average Number of
 Common Shares Outstanding                                 8,248,663      5,164,869      6,698,736
                                                         ===========    ===========    ===========


                                The accompanying notes are an integral
                                   part of the financial statements.

                                                  F-3

                                            GOLDSTATE CORPORATION
                                        (An Exploration Stage Company)
                                           Statements of Cash Flows
                               Increase (Decrease) in Cash and Cash Equivalents


                                                                                               Inception
                                                                  Year Ended December 31,  (February 28,1997
                                                                --------------------------        to
                                                                    1998           1997    December 31, 1998)
                                                                    ----           ----    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                                    $  (439,473)   $  (942,938)   $(1,386,575)
  Adjustments to reconcile net (loss) to cash flows
     used by operating activities
    Amortization and depreciation                                         0              0             90
    Changes in Assets and Liabilities
        Other assets                                                      0              0              0
        Accounts payable                                             41,235         17,274         58,509
        Director fees payable                                         6,000         12,000         18,000
        Deposits and inventory                                            0            337              0
                                                                -----------    -----------    -----------

      Net Cash Flows Used for Operating Activities                 (392,238)      (913,327)    (1,309,976)
                                                                -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Equipment (purchases) dispositions                                      0            308            (90)
  Organization costs                                                      0              0           (270)
                                                                -----------    -----------    -----------

      Net Cash Flows Provided (Used) for Investing Activities             0            308           (360)
                                                                -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale (redemption) of common stock                                     690         (1,102)         2,926
  Additional paid-in capital                                        459,310        366,102        834,454
  Offering costs                                                          0              0         (7,173)
  Advances received                                                 496,181        440,045        936,226
  Advances repaid                                                  (698,200)             0       (698,200)
  Accrued interest payable                                           29,218         38,762         67,980
  Proceeds from notes payable                                       105,000         70,000        175,000
                                                                -----------    -----------    -----------

      Net Cash Flows Provided by Financing Activities               392,199        913,807      1,311,213
                                                                -----------    -----------    -----------

Net increase in cash                                                    (39)           788            877

Cash and cash equivalents -  Beginning of period                        916            128              0
                                                                -----------    -----------    -----------

Cash and cash equivalents - End of period                       $       877    $       916    $       877
                                                                ===========    ===========    ===========

Schedule of Non-Cash Investing and Financing Activities:
--------------------------------------------------------
On January 21, 1998, Goldstate Corporation exchanged 1,000,000 shares of stock for a profit sharing interest in 439 unpatented lode mining claims. The discounted value of this exchange was $170,000.
The Company accrued interest on notes and advances payable of $29,218 and $38,762 for the years ended
December 31, 1998 and 1997 respectively. The Company has not paid any interest.

                                   The accompanying notes are an integral
                                       part of the financial statements.

                                                       F-4

                                                      GOLDSTATE CORPORATION
                                                  (An Exploration Stage Company)
                                                Statements of Stockholders' Equity



                                                                                                           Deficit
                                                                                                         Accumulated
                                                                   Common Stock                            During
                                                            --------------------------     Paid - in     Development
                                                               Shares        Amount         Capital         Stage           Total
                                                               ------        ------         -------         -----           -----

Balance, February 28, 1996                                            0    $         0    $         0    $         0    $         0

Issuance of common stock for cash
 ($.001 par per share, total of $.004 per share)              3,038,000          3,038          9,342              0         12,380

Less offering costs                                                   0              0         (7,173)             0         (7,173)

Stock Split                                                   6,076,000              0              0              0              0

Net income (loss), February 28, 1996
 (inception) to December 31, 1996                                     0              0              0         (4,164)        (4,164)
                                                            -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1996 (Unaudited)                        9,114,000          3,038          2,169         (4,164)         1,043


Shares redeemed                                              (5,500,200)        (1,650)         1,650              0              0

Issuance of common stock SEC Reg D-504 for cash
 ($.0003 par per share, total of $.20 per share)              1,825,000            548        364,452              0        365,000

Net loss, Year ended December 31, 1997                                0              0              0       (942,938)      (942,938)
                                                            -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1997                                    5,438,800          1,936        368,271       (947,102)      (576,895)


Issuance of common stock pursuant to profit sharing
  agreement ($.0003 par per share, total of $.17 per share)   1,000,000            300        169,700              0        170,000

Issuance of common stock SEC Reg D-504 for cash
  ($.0003 par per share, total of $.20 per share)             2,300,000            690        459,310              0        460,000

Net Loss, Year ended December 31, 1998                                0              0              0       (439,473)      (439,473)
                                                            -----------    -----------    -----------    -----------    -----------

Balance, December 31, 1998                                    8,738,800    $     2,926    $   997,281    $(1,386,575)   $  (386,368)
                                                            ===========    ===========    ===========    ===========    ===========



                                              The accompanying notes are an integral
                                                 part of the financial statements.

                                                                  F-5

                             GOLDSTATE CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Goldstate Corporation (the Company) was incorporated on February 28, 1996 under the laws of the State of Nevada. The Company is an exploration stage company.

     The Company's principal operations are the exploration and development of 439 unpatented lode-mining claims in the State of Idaho pursuant to a profit sharing agreement as discussed in Note 4.

     Basis of Accounting
     -------------------

     The Company utilizes the accrual basis of accounting. Financial statements have been prepared using generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Research, Development and Exploration Costs
     -------------------------------------------

     Research, development and exploration costs are expensed as incurred.

     Cash Equivalents
     ----------------

     For purposes of the Statement of Cash Flows, cash equivalents are defined as investments with original maturities of three months or less.

     Going Concern and Continued Operations
     --------------------------------------

     At December 31, 1998 and 1997, the Company has not generated revenues from operations. The Company's successful financial operations and movement into an operating basis are solely contingent on the development of the lode mining claims and related profit sharing agreement. The Company expects to fund ongoing operations for the next twelve months through the common stock offering described in Note 8, which has provided an additional $870,000 of funding, and subsequent offerings to commence after October 7, 1999.

     Earnings Per Share
     ------------------

     As of December 31, 1998, there were no convertible stock issues or warrants outstanding that would generate a per share dilution, therefore the Company has only disclosed basic earnings per share information on the Statement of Operations.

                              GOLDSTATE CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------
NOTE 2: ADVANCES AND NOTES PAYABLE

     Advances are comprised of the following:

     Advances
     --------

     The Company at December 31, 1998 had advances, payable on demand, bearing 10% simple interest, to the following affiliated company:

     Tri-Star Financial Services, Inc.                             $  238,026
                                                                   ==========

     Notes Payable
     -------------

     The Company entered into three note agreements during 1997 and 1998. All three notes are related to the defective common stock subscriptions described in Note 9.

     The Company has entered into two promissory notes with Brent Pierce. The first note, dated July 31, 1997, is for $70,000. The second note is dated February 3, 1998 and is for $5,000. The notes bear an 8% interest rate and are due on demand. The notes are convertible at the option of the holder, after October 7, 1999, into 350,000 and 25,000 shares of common stock, respectively.

     The third note, dated March 5, 1998, is to Rising Sun Capital Corporation and is for $100,000. The note also bears interest at 8% and is due on demand. The note is also convertible at the option of the holder, after October 7, 1999, into 500,000 shares of common stock.

NOTE 3: STOCKHOLDERS' EQUITY

     Common Stock
     ------------

     Pursuant to a July 30, 1997 Offering Memorandum, the Company issued under SEC Rule 504 of Regulation D, 2,625,000 shares of common stock at $.0003 par value for $525,000 during 1997 and 1998. Pursuant to a March 3, 1998 Offering Memorandum, the Company has issued 1,500,000 shares of common stock at $.0003 par value for $300,000 during 1998. The Company has also issued 1,000,000 common shares to Intergold Corporation pursuant to a profit sharing agreement as detailed in Notes 1 and 4.

                              GOLDSTATE CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------
NOTE 3: STOCKHOLDERS' EQUTY (continued)

     Preferred Stock
     ---------------

     Pursuant to a Board resolution, the Corporation has authorized the creation of preferred stock and related rights. The Company also filed a "Certificate of Designation of Series A Preferred Stock" with the Nevada Secretary of State on May 8, 1998. The Company has not issued any shares of preferred stock as of December 31, 1997 or 1998.

NOTE 4: PROFIT SHARING AGREEMENT

     On December 11, 1997, Intergold Corporation and its subsidiary entered into a profit sharing agreement with the Company. Under terms of the agreement, Intergold received 1,000,000 restricted shares of common stock in the Company in exchange for the sale of a future profit sharing interest. The Company will be responsible to provide all funding and will be the operating partner. The Company will initially retain 80% of the profits resulting from the agreement. After the Company is repaid all of its invested capital, the profit distribution will be 51% to the Company and 49% to Intergold Corporation. There are 439 unpatented lode-mining claims that form the subject of this arrangement known as Blackhawk II. These claims were transferred from Intergold Corporation to the Company via quit claim deed on June 10, 1999. As of December 31, 1998 there were no jointly controlled assets pursuant to the agreement and no profits had been generated.

     The consolidation method is being utilized to account for the joint venture agreement with Intergold Corporation. The Company will have majority accounting control over the development of the claims.

     The sole director and officer of Goldstate Corporation is also a director of Intergold Corporation.

NOTE 5: INVESTMENTS

     Pursuant to the agreement discussed in Note 4, the Company now owns a profit sharing interest in 439 unpatented lode-mining claims. As the 1,000,000 shares of common stock cannot be marketed for a period of twelve months from the date of issuance, the Company has valued the profit sharing interest at 50% of the trading value as of the date of issuance, $170,000.

                              GOLDSTATE CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------
NOTE 6: INCOME TAXES

     The Company incurred an operating loss for the year ended December 31, 1998 and 1997 of $410,255, and $804,176, respectively. The Company had adopted FASB No. 109 for reporting purposes.

     As of December 31, 1998 and 1997, the Company had net operating loss carry forwards of $1,218,595 and $808,340, respectively, which expire between the years 2006 - 2012. The deferred tax assets resulting from these carry forwards were as follows:

                                                    1998            1997
                                                    ----            ----
     Deferred Tax Asset                          $ 414,322       $ 274,836
     Less Valuation of Net Assets                 (414,322)       (274,836)
                                                 ---------       ---------
     Balance at End of Year                      $     -0-       $     -0-
                                                 =========       =========

NOTE 7: MANAGEMENT SERVICES AGREEMENT

     The Company has entered into a management services agreement with Tri Star Financial Services, Inc ("Tri Star") to provide management of the day-to-day operations of the Company. The management services agreement required a monthly payment not to exceed $25,000 for services rendered. The individuals comprising the management team provided by Tri Star are the same individuals managing the operations of Intergold Corporation. The sole director and officer of the Company is not employed by Tri Star or part of the Tri Star management team.

NOTE 8: SUBSEQUENT EVENTS

     Technology Sub-License Agreement
     --------------------------------

     In March of 1999, the Company entered into a definitive sub-license agreement with Geneva Resources, Inc. ("Geneva"), to utilize assay and metallurgical technology, know-how, and rights to technological processes developed for the Blackhawk mineralization by Auric Metallurgical Laboratories, Inc. ("Auric"). This sub-license is for non-exclusive use in the Company's claim area in the State of Idaho for a period not less than 40 years. Pursuant to this agreement, the Company will issue 500,000

                              GOLDSTATE CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------
NOTE 8: SUBSEQUENT EVENTS (continued)

     restricted common shares to Geneva and 1,000,000 shares to AuRIC. Pursuant to the same agreement the Company also issued promissory notes to both Geneva and AuRIC in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology. Pursuant to an amendment to the above agreement, during 1999 the Company issued a note payable for $100,000, bearing interest at 8% and payable on demand, to Geneva in lieu of issuance of the 500,000 restricted common shares required by the Technology Sub-License Agreement. This promissory note is convertible into 500,000 shares of the Company's common stock at the option of Geneva after October 7, 1999.

     Common Stock Private Placement
     ------------------------------

     Pursuant to a private placement memorandum dated March 15, 1999, and a related supplement dated April 1, 1999, the Company offered 4,350,000 shares of common stock with a par value of $.003 for $.20 per share. This private placement memorandum was to generate $870,000 of additional operating funds to continue the exploration, development and expansion of the Company's Blackhawk II claims. As of April 6, 1999, the entire offering had been subscribed.

     Employee Stock Option Plan
     --------------------------

     During 1999 the Company authorized an Employee Stock Option Plan. The plan authorized the issuance of 1,500,000 options that can be exercised at $.15 per share of common stock. Options granted expire March 1, 2019. The options are non-cancelable once granted. Shares, which may be acquired through the plan, may be authorized but unissued shares of common stock or issued shares of common stock held in the Company's treasury. Options granted under the plan will not be in lieu of salary or other compensation for services.

     During 1997 and 1998, and as of December 31, 1997, and 1998, there were no options granted, exercised, or forfeited and no options expired. During 1999 the Company granted 1,000,000 options that can be exercised at $.15 per common share. To date, none of the options have been exercised.

     Management Services Agreement
     -----------------------------

     The Company's management service agreement with Tri Star Financial Services, Inc. ("Tri Star") was amended for 1999 to a monthly amount not to exceed $100,000. The contract with Tri Star ran through June 30, 1999. The Company subsequently entered into a similar agreement with Investor Communications, Inc. for a 24 month period beginning July 1, 1999. The not to exceed monthly fee is $75,000. The management team provided by Investor Communications and Tri Star is the same.

                              GOLDSTATE CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997

--------------------------------------------------------------------------------
NOTE 9: PRIOR PERIOD RESTATEMENT

     Subsequent to the release of the December 31, 1997 and 1996 financial statements it was determined that the Company failed to properly accept three common stock subscriptions that it had received during 1997 and 1998. It was the Company's intent to issue promissory notes that would be convertible at a later date into the Company's common stock. The Company mistakenly issued the common stock related to the failed subscription agreements instead of the intended convertible promissory notes. The Company and the various parties involved in the failed subscriptions desired to reflect their original intention and subsequently issued the promissory notes. The first subscription was from Brent Pierce for 350,000 shares of common stock pursuant to the July 30, 1997 private placement memorandum. The second subscription was also from Brent Pierce for 25,000 shares and is also related to the July 30, 1997 private placement memorandum. The final subscription that was not properly accepted was from Rising Sun Capital Corporation for 500,000 share of common stock. This subscription is from a March 3, 1998 private placement memorandum. Details of the promissory notes are outlined in Note 2.

     In conjunction with the issuance of the promissory note during 1997, the Company has restated the balance sheet as of December 31, 1997 to reflect the promissory note of $70,000 and accrued interest of $2,387. The Company has reversed the stock issuance and accordingly has reduced the common stock balance by $105 and paid in capital by $69,895. The Company has also recorded $2,387 of interest expense for 1997.

     It was also determined that the Company failed to accrue interest during 1997 on the advance from Tri-Star Financial Services, Inc. as described in
     Note 2. The effect of the accrual is to record accrued interest payable as of December 31, 1997 of $38,762 related to the advance and to record additional interest expense of $38,762 for the year ended December 31, 1997.

                              GOLDSTATE CORPORATION
                         (An Exploration Stage Company)

                              FINANCIAL STATEMENTS
                                   (Unaudited)

                                  JUNE 30, 1999



                                TABLE OF CONTENTS
                                -----------------


                                                                         Page
                                                                         ----


Balance Sheet                                                            F-13

Statements of Operations                                                 F-14

Statements of Cash Flows                                                 F-15

Notes to Financial Statements                                        F-16 - F-22

                              GOLDSTATE CORPORATION
                         (An Exploration Stage Company)
                                 Balance Sheets

                                                                      June 30,
                                                                        1999
                                                                        ----
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                         $       181

OTHER ASSETS
  Interest in unpatented mining claims                                  170,000
                                                                    -----------

      Total Assets                                                  $   170,181
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
CURRENT LIABILITIES
  Accounts payable - trade                                          $    54,309
  Advances and accrued interest payable                                  79,554
  Directors fees payable                                                 21,000
  Notes payable                                                         759,004
                                                                    -----------

      Total Liabilities                                                 913,867
                                                                    -----------

STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value; authorized 25,000,000 shares;
      issued and outstanding 0 shares at June 30, 1999                        0
  Common stock $.0003 par value; authorized 75,000,000 shares;
      issued and outstanding 14,131,300 at June 30, 1999                  4,543
  Paid - in capital                                                   1,964,172
  Accumulated deficit through development stage                      (2,712,401)
                                                                    -----------

      Total Stockholders' Equity (Deficit)                             (743,686)
                                                                    -----------

      Total Liabilities and Stockholders' Equity                    $   170,181
                                                                    ===========


                     See accompanying summary of accounting
                  policies and notes to financial statements.


                                                       GOLDSTATE CORPORATION
                                                  (An Exploration Stage Company)
                                                     Statements of Operations


                                                                                                                      Inception
                                                                                                                    (February 28,
                                                    For the 3 Months Ended June 30,  For the 6 Months Ended June 30,   1996) to
                                                    -------------------------------  -------------------------------   June 30,
                                                         1999            1998            1999            1998            1999
                                                         ----            ----            ----            ----            ----

                                   REVENUES
  Other income                                       $          0    $          0    $          0    $          0    $      1,026
                                                     ------------    ------------    ------------    ------------    ------------

      Total Revenues                                            0               0               0               0           1,026
                                                     ------------    ------------    ------------    ------------    ------------

                              OPERATING EXPENSES
  PROPERTY EXPLORATION EXPENSES
   Research and Development - Sublicense Agreement              0               0         666,852               0         666,852
   Claims maintenance fees and staking costs                    0               0               0               0         143,905
                                                     ------------    ------------    ------------    ------------    ------------

      Total Property Exploration Expenses                       0               0         666,852               0         810,757
                                                     ------------    ------------    ------------    ------------    ------------


  ADMINISTRATIVE EXPENSES
    Overhead and Administration                           332,100          75,000         600,000         150,000       1,380,000
    Legal and accounting                                   27,795             174          30,580           5,878         122,470
    Directors fees                                          1,500           1,500           3,000           3,000          21,000
    Internet design and access                                  0             719               0           3,461           5,172
    Printing and stationary                                     0           3,741               0           3,741           4,260
    Transfer agent                                            385           1,196             435           1,298           2,548
    News wire services                                        100           1,805             100           1,805           4,100
    Courier and postage                                       567             558             597             853          10,225
    Reports/information/subscripitions                          0               0               0             925          33,330
    Bank charges                                               18              79              59             103             426
    Office supplies                                             0               0               0              95           6,010
    Consultants                                                 0               0               0               0          88,190
    Office rent                                                 0               0               0               0          42,033
    Telephone and fax                                           0               0               0               0          35,556
    Wages and salaries                                          0               0               0               0          22,444
    Travel                                                      0               0               0               0          16,731
    Auto                                                        0               0               0               0           7,259
    Promotion                                                   0               0               0               0           7,165
    Miscellaneous                                               0               0               0               0           1,410
    Computer supplies                                           0               0               0               0             159
                                                     ------------    ------------    ------------    ------------    ------------

      Total Administrative Expenses                       362,465          84,772         634,771         171,159       1,810,488
                                                     ------------    ------------    ------------    ------------    ------------

        Total Operating Expenses                          362,465          84,772       1,301,623         171,159       2,621,245
                                                     ------------    ------------    ------------    ------------    ------------

Income (Loss) from Operations                            (362,465)        (84,772)     (1,301,623)       (171,159)     (2,620,219)

  OTHER INCOME (EXPENSES)
    Interest Income                                             0               0               0               0               1
    Interest Expense                                      (12,477)         (3,987)        (24,203)        (13,683)        (92,183)
                                                     ------------    ------------    ------------    ------------    ------------

Net (Loss)                                           $   (374,942)   $    (88,759)   $ (1,325,826)   $   (184,842)   $ (2,712,401)
                                                     ============    ============    ============    ============    ============

Earnings (Loss) Per Share - Basic                    $     (0.027)   $     (0.010)   $     (0.115)   $     (0.024)   $     (0.362)
                                                     ============    ============    ============    ============    ============

Weighted Average Number of
 Common Shares Outstanding                             13,999,432       8,738,800      11,493,662       7,750,402       7,494,061
                                                     ============    ============    ============    ============    ============


                                              See accompanying summary of accounting
                                            policies and notes to financial statements.

                                                                F-14

                                                      GOLDSTATE CORPORATION
                                                  (An Exploration Stage Company)
                                                     Statements of Cash Flows
                                         Increase (Decrease) in Cash and Cash Equivalents


                                                                                                                         Inception
                                                                                                                       (February 28,
                                                        For the 3 Months Ended June 30, For the 6 Months Ended June 30,   1996) to
                                                        -----------------------------   -------------------------------   June 30,
                                                              1999          1998             1999           1998            1999
                                                              ----          ----             ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                              $  (374,942)   $   (88,759)   $(1,325,826)   $  (184,842)   $(2,712,401)
  Adjustments to reconcile net (loss) to cash
    used by operating activities
    Amortization and depreciation                                   0              0              0              0             90
    Changes in Assets and Liabilities
        Accounts payable                                        4,309              1         (4,200)             0         54,309
        Director fees payable                                   1,500          1,500          3,000          3,000         21,000
                                                          -----------    -----------    -----------    -----------    -----------

      Net Cash Flows Used for Operating Activities           (369,133)       (87,258)    (1,327,026)      (181,842)    (2,637,002)
                                                          -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Equipment (purchases) dispositions                                               0              0              0            (90)
  Organization costs                                              270              0            270              0              0
                                                          -----------    -----------    -----------    -----------    -----------

      Net Cash Flows Provided (Used) for Investing
         Activities                                               270              0            270              0            (90)
                                                          -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale (redemption) of common stock                               600              0          1,617            989          4,543
  Additional paid-in capital                                  399,400              1        966,891        459,311      1,801,345
  Offering costs                                                    0              0              0              0         (7,173)
  Advances received                                           334,100         75,000        604,500        295,300      1,540,726
  Advances repaid                                            (417,000)      (192,319)      (848,000)      (692,319)    (1,546,200)
  Interest recognized through discount adjustment               6,249                         7,152                         7,152
  Notes payable issued for technology                               0                       500,000                       500,000
  Discount on technology notes payable for imputed
     interest                                                       0                       (23,148)                      (23,148)
  Accrued interest payable                                      6,226          3,986         17,048         13,683         85,028
  Proceeds from notes payable                                       0              0        100,000        105,000        275,000
                                                          -----------    -----------    -----------    -----------    -----------

      Net Cash Flows Provided by Financing Activities         329,575       (113,332)     1,326,060        181,964      2,637,273
                                                          -----------    -----------    -----------    -----------    -----------

Net increase in cash                                          (39,288)      (200,590)          (696)           122            181

Cash and cash equivalents -  Beginning of period               39,469        201,628            877            916              0
                                                          -----------    -----------    -----------    -----------    -----------

Cash and cash equivalents - End of period                 $       181    $     1,038    $       181    $     1,038    $       181
                                                          ===========    ===========    ===========    ===========    ===========

Schedule of Non-Cash Investing and Financing Activities:
--------------------------------------------------------
During 1998, the Company exchanged 1,000,000 restricted common shares for a profit sharing interest in 439 lode-mining claims.
The Company accrued interest on notes payable of $17,048 and $13,683 for the six month periods ended June 30, 1999 and 1998, respectively.  The Company has not paid any accrued interest.  The Company has also recognized an additional $7,153 of imputed interest during 1999.


                                             See accompanying summary of accounting
                                           policies and notes to financial statements.

                                                             F-15

                             GOLDSTATE CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------
NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Goldstate Corporation (the Company) was incorporated on February 28, 1996 under the laws of the State of Nevada. The Company is an exploration stage company.

     The Company's principal operations are the exploration and development of 439 unpatented lode-mining claims in the State of Idaho pursuant to a profit sharing agreement as discussed in Note 4.

     Basis of Accounting
     -------------------

     The Company utilizes the accrual basis of accounting. Financial statements have been prepared using generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Research, Development and Exploration Costs
     -------------------------------------------

     Research, development and exploration costs are expensed as incurred.

     Cash Equivalents
     ----------------

     For purposes of the Statement of Cash Flows, cash equivalents are defined as investments with original maturities of three months or less.

     Going Concern and Continued Operations
     --------------------------------------

     As of June 30, 1999, the Company had not generated revenues from operations. The Company's successful financial operations and movement into an operating basis are solely contingent on the development of the lode mining claims and related profit sharing agreement. The Company expects to fund ongoing operations for the next twelve months through a combination of advances and the common stock offering described in Note 5, which has provided an additional $870,000 of funding, and subsequent offerings to commence after October 7, 1999.

     Earnings Per Share
     ------------------

     As of June 30, 1999, there were 1,000,000 options exercisable to purchase common stock and notes payable that can be converted in to 1,375,000 shares of common stock. As these options and convertible notes payable would have an antidilutive effect on the presentation of loss per share, a diluted loss per share calculation is not presented.

                              GOLDSTATE CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------
NOTE 2: TECHNOLOGY SUB-LICENSE AGREEMENT

     In March of 1999, the Company entered into a definitive sub-license agreement with Geneva Resources, Inc. ("Geneva"), to utilize assay and metallurgical technology, know-how, and rights to technological processes developed for the Blackhawk mineralization by Auric Metallurgical Laboratories, Inc. ("Auric"). This sub-license is for non-exclusive use in the Company's claim area in the State of Idaho for a period not less than 40 years. Pursuant to this agreement, the Company was to issue 500,000 restricted common shares to Geneva Resources, Inc. ("Geneva") and the Company also issued 1,000,000 restricted common shares to AuRIC. Pursuant to the same agreement the Company also issued promissory notes to both Geneva and AuRIC in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology. As these notes bear interest below market value, the Company has used an imputed interest rate of 8%. The imputed value of these notes at issuance was $238,426 to each company.

     Pursuant to an amendment to the above agreement, the Company issued a convertible promissory note to Geneva in the amount of $100,000 that is convertible to 500,000 restricted common shares upon demand, and bears simple interest at the rate of 8% per annum. This promissory note is in lieu of the 500,000 restricted common shares required by the agreement. This promissory note is convertible into 500,000 shares of the Company's common stock at the option of Geneva after October 7, 1999.

     As of June 30, 1999 the promissory notes and common stock have been issued to the various parties, however, the related technology has not been transferred. These promissory notes become due and payable upon the transfer of the technology. Transfer of the technology will occur after completion of pilot scale testing. The technology is scheduled for transfer during 1999. The Company has expensed the amounts paid pursuant to the agreement as research and development expense.

NOTE 3: INVESTMENTS

     Investment in Profit Sharing Interest
     -------------------------------------

     On December 11, 1997, Intergold Corporation and its subsidiary entered into a profit sharing agreement with the Company. Under terms of the agreement, Intergold received 1,000,000 restricted shares of common stock in the Company in exchange for the sale of a future profit sharing interest. The Company will be responsible to provide all funding and will be the operating partner. The Company will initially retain 80% of the profits resulting from the agreement. After the Company is repaid all of its

                              GOLDSTATE CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------
     invested capital, the profit distribution will be 51% to the Company and 49% to Intergold Corporation. There are 439 unpatented lode-mining claims that form the subject of this arrangement known as Blackhawk II. These claims were transferred from Intergold Corporation to the Company via quit claim deed on June 10, 1999. As of June 30, 1999 there were no jointly controlled assets pursuant to the agreement.

     The Company now owns a profit sharing interest in 439 unpatented lode-mining claims. As the 1,000,000 shares of common stock cannot be marketed for a period of twelve months from the date of issuance, the Company has valued the profit sharing interest at 50% of the trading value as of the date of issuance, $170,000.

     The consolidation method is being utilized to account for the joint venture agreement with Intergold Corporation. The Company will have majority accounting control over the development of the claims. As of June 30, 1999, no profit had been generated by the development of the claims.

     The sole director and officer of Goldstate Corporation is also a director of Intergold Corporation.

NOTE 4: ADVANCES AND NOTES PAYABLE

     Advances are comprised of the following:

     Advances
     --------

     The Company at June 30, 1999 had advances, payable on demand, bearing 10% simple interest, to the following affiliated company:

     Amerocan Marketing, Inc.                                      $ 2,500

     Tri-Star Financial Services, Inc.                                  26

     Investor Communications International. Inc.                    (8,000)
                                                                   -------

                                                                   $(5,474)
                                                                   =======

                              GOLDSTATE CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------
NOTE 4: ADVANCES AND NOTES PAYABLE (continued)

     Notes Payable
     -------------

     The Company had Notes Payable at June 30, 1999 as follows:

     Brent Pierce                                                 $  75,000
     Rising Sun Capital Corporation                                 100,000
     Geneva Resources, Inc.                                         100,000
     Geneva Resources, Inc.                                         250,000
        Discount for imputed interest on Geneva Resources, Inc.      (7,998)
     AuRIC Metallurgical Laboratories, LLC                          250,000
        Discount for imputed interest on AuRIC Labs                  (7,998)
                                                                  ---------
                                                                  $ 759,004
                                                                  =========


     Accrued Interest Payable to June 30, 1999 from Advances and Notes Payable was $85,028.

     The Company has entered into two promissory notes with Brent Pierce. The first note, dated July 31, 1997, is for $70,000. The second note is dated February 3, 1998 and is for $5,000. The notes bear an 8% interest rate and are due on demand. The notes are convertible, after October 7, 1999, at the option of the holder into 350,000 and 25,000 shares of common stock, respectively.

     The Company has also issued a $100,000 note, dated March 5, 1998, to Rising Sun Capital Corporation. The note bears interest at 8% and is due on demand. The note is convertible at the option of the holder into 500,000 shares of common stock.

     Note  agreements   executed  in  1999  relate  to  requirements  under  the
     Technology Sub-license agreement that the Company executed on March 18, 1999 (see Note 3).

                              GOLDSTATE CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------
NOTE 4: ADVANCES AND NOTES PAYABLE (continued)

     Pursuant to the Technology Sub-license agreement, the Company issued promissory notes to both Geneva and AuRIC in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology. These notes have been discounted to bear an imputed interest rate of 8%.

     Pursuant to an amendment to the Technology Sub-License agreement, the Company has issued a convertible promissory note to Geneva Resources, Inc. ("Geneva") in the amount of $100,000 that is convertible to 500,000 restricted common shares upon demand, and bears interest at the rate of 8% per annum.

NOTE 5: STOCKHOLDERS' EQUITY

     Common Stock
     ------------

     Pursuant to a July 30, 1997 Offering Memorandum, the Company issued under SEC Rule 504 of Regulation D, 2,625,000 shares of common stock at $.0003 par value for $525,000 during 1997 and 1998. Pursuant to a March 3, 1998 Offering Memorandum, the Company has issued 1,500,000 shares of common stock at $.0003 par value for $300,000 during 1998. The Company has also issued 1,000,000 common shares to Intergold Corporation pursuant to a profit sharing agreement as detailed in Note 3. Pursuant an $8,509 debt settlement agreement, the Company issued 42,500 shares of common stock on January 15, 1999. On March 18, 1999, the company issued 1,000,000 shares of common stock to AuRIC Metallurgical Laboratories, LLC pursuant to terms and conditions of the Technology Sub-license Agreement executed on March 18, 1999 as detailed in Note 2. Pursuant to a March 15, 1999 Offering
     Memorandum, the Company has issued 4,350,000 shares of common stock at $.0003 par value for $870,000.

     The private placement memorandum dated March 15, 1999 generated $870,000 of additional operating funds that will be utilized primarily on management and administration relating to development programs for metallurgical technology and planning for the Blackhawk II Property as well as repayment of advances to companies which provided past management services, and for general working capital for the continued exploration and development of the Company's Blackhawk II claims. As of April 6, 1999, the entire offering had been subscribed.

                              GOLDSTATE CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------
NOTE 5: STOCKHOLDERS' EQUITY (continued)

     Preferred Stock
     ---------------

     Pursuant to a Board resolution, the Corporation has authorized the creation of preferred stock and related rights. The Company also filed a "Certificate of Designation of Series A Preferred Stock" with the Nevada Secretary of State on May 8, 1998. The Company has not issued any shares of preferred stock as of June 30, 1999.

NOTE 6: EMPLOYEE STOCK OPTION PLAN

     On March 1, 1999 the Company authorized an Employee Stock Option Plan. The plan authorized the issuance of 1,500,000 options that can be exercised at $.15 per share of common stock. Options granted expire March 1, 2019. The options are non-cancelable once granted. Shares, which may be acquired through the plan, may be authorized but unissued shares of common stock or issued shares of common stock held in the Company's treasury. Options granted under the plan will not be in lieu of salary or other compensation for services.

     During the six month period ending June 30, 1999, the Board of Directors of the Company authorized the grant of stock options to certain officers, directors and consultants. The options granted consisted of 1,000,000 options with an exercise price of $.15 per share of common stock. Selected information regarding the options as of June 30, 1999 and 1998 are as follows:

                                              June 30, 1999     June 30, 1998
                                          -------------------- -----------------
                                                     Weighted           Weighted
                                          Number     Average   Number   Average
                                            of       Exercise    of     Exercise
                                          Options     Price    Options   Price
                                          -------     -----    -------   -----
     Outstanding at Beg. of Period       -0-         -0-          -0-     -0-
     Outstanding at End of Period        1,000,000   $.15/share   -0-     -0-
     Exercisable at End of Period        1,000,000   $.15/share   -0-     -0-
     Options Granted                     1,000,000   $.15/share   -0-     -0-
     Options Exercised                   -0-         -0-          -0-     -0-
     Options Forfeited                   -0-         -0-          -0-     -0-
     Options Expired                     -0-         -0-          -0-     -0-

                              GOLDSTATE CORPORATION
                     Notes to Unaudited Financial Statements
                                  June 30, 1999

--------------------------------------------------------------------------------
NOTE 6: EMPLOYEE STOCK OPTION PLAN (continued)

     As of June 30, 1999, outstanding options have an exercise price of $.15 per share. The weighted average exercise price of all options outstanding is $.15 per share of common stock and the weighted average remaining contractual life is 19 years 242 days. There are 1,000,000 options that are exercisable with a weighted average exercise price of $.15 per share of common stock.

     Subsequent to March 31, 1999, the Company granted an additional 200,000 in options under the same terms detailed above.

NOTE 7: MANAGEMENT SERVICES AGREEMENT

     The Company has entered into a management services agreement with Tri Star Financial Services, Inc ("Tri Star") to provide management of the day-to-day operations of the Company. The management services agreement requires a monthly payment not to exceed $100,000 for services rendered. This contract runs from January 1, 1999 through June 30, 1999. The individuals comprising the management team provided by Tri Star are the same individuals managing the operations of Intergold Corporation.

     The Company entered into a similar management services agreement with Investor Communications, Inc. during the second quarter. This contract starts July 1, 1999 and is for 24 months at a cost to not exceed $75,000 per month for the first twelve months. The management team provided by Investor Communications is the same group provided by Tri Star.

     The sole director and officer of the Company is not an officer, director, employee or a part of the management team provided by Tri Star or Investor Communications, Inc.

NOTE 8: INCOME TAXES

     The Company incurred an operating loss for the year ended December 31, 1998 and 1997 of $410,255, and $804,176, respectively. The Company had adopted FASB No. 109 for reporting purposes.

     As of December 31, 1998 and 1997, the Company had net operating loss carry forwards of $1,218,595 and $808,340, respectively, which expire between the years 2006 - 2012. The deferred tax assets resulting from these carry forwards were as follows:

                                                    1998            1997
                                                    ----            ----
     Deferred Tax Asset                          $ 414,322       $ 274,836
     Less Valuation of Net Assets                 (414,322)       (274,836)
                                                 ---------       ---------
     Balance at End of Year                      $     -0-       $     -0-
                                                 =========       =========
                                      F-22